As filed with the United States Securities and Exchange Commission on January 23, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FRONTEER DEVELOPMENT GROUP INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number) 1650-1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Canada (604) 632-4677	98-0489614 (IRS Employer Identification Number)
(Address and telephone number of Registrant’s
principal executive offices)
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7500
(Name, address (including zip code) and telephone
number (including area code) of agent for service
in the United States)
Copies to:

Sean Tetzlaff Chief Financial Officer and Corporate Secretary Fronteer Development Group Inc. 1650-1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Canada (604) 632-4677	Kevin J. Thomson, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario M5X 1B1, Canada (416) 863-0900	Bonnie J. Roe, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
     This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Proposed
Title of each class		maximum
of securities to be	Amount to be	aggregate offering	Amount of
registered	registered (1)	price (2)	registration fee
Common Shares	36,057,938	US$60,315,097	US$2,370.38

(1)  Represents the maximum number of shares of common shares of Fronteer Development Group Inc. (“Fronteer”) estimated to be issuable upon consummation of the exchange offer, calculated as the product of (a) 43,706,592, which is the estimated number of outstanding common shares of Aurora Energy Resources Inc. (“Aurora”), other than shares beneficially owned by Fronteer, as of September 30, 2008 (assuming the exercise of all outstanding options for common shares of Aurora having an exercise price of Cdn $2.99 or less per share as of November 1, 2008), as publicly disclosed by Aurora in its unaudited interim financials statements for the three and nine months ended September 30, 2008, and management’s discussion and analysis relating thereto, as filed on SEDAR on November 6, 2008, and (b) the exchange ratio of 0.825 of a common share of Fronteer for each common share of Aurora.
(2)  Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction IV.G to Form F-8. The proposed maximum offering price is equal to the product of (a) US$1.38, which is the average of high and low sale prices of common shares of Aurora as reported on the Toronto Stock Exchange on December 30, 2008, converted into US dollars at the rate of US$0.82 per Canadian dollar (the noon rate of exchange as reported by the Bank of Canada on such date), and (b) 43,706,592, which is the estimated number of outstanding common shares of Aurora, other than shares beneficially owned by Fronteer, as of September 30, 2008 (assuming the exercise of all outstanding options for common shares of Aurora having an exercise price of Cdn $2.99 or less per share as of November 1, 2008), as publicly disclosed by Aurora in its unaudited interim financials statements for the three and nine months ended September 30, 2008, and management’s discussion and analysis relating thereto, as filed on SEDAR on November 6, 2008.
     If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Item 1.  Home Jurisdiction Documents
     Offer and Circular dated January 23, 2009, including the Letter of Transmittal and Notice of Guaranteed Delivery.
Item 2.  Informational Legends
     See page (ii) of the Offer and Circular dated January 23, 2009.
Item 3.  Incorporation of Certain Information by Reference
     As required by this Item, the Offer and Circular dated January 23, 2009 provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Fronteer Development Group Inc. at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 Canada or by telephone at 604-632-4677.
Item 4.  List of Documents Filed with the Commission
     See the information under the caption “Registration Statement Filed with the SEC” in the Offer and Circular dated January 23, 2009.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. No securities regulatory authority in Canada or the United States has expressed an opinion about Fronteer’s securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 or Telephone: 604-632-4677 and are also available electronically at www.sedar.com and www.sec.gov.

January 23, 2009

FRONTEER DEVELOPMENT GROUP INC.
OFFER TO PURCHASE

all of the outstanding common shares of

AURORA ENERGY RESOURCES INC.

on the basis of 0.825 of a Fronteer common share
for each common share of Aurora

Fronteer Development Group Inc. (“Fronteer”) hereby offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Aurora Energy Resources Inc. (“Aurora”), other than common shares beneficially owned by Fronteer, including common shares that may become outstanding after the date of this Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options or other securities of Aurora that are convertible into or exchangeable or exercisable for common shares (collectively, the “Common Shares”), on the basis of 0.825 of a Fronteer Common Share (as hereinafter defined) for each Common Share.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on March 2, 2009 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that (i) together with the Common Shares beneficially owned by Fronteer, or over which Fronteer and its joint actors exercise control or direction, constitutes at least 66 2/3% of the total number of Common Shares outstanding (calculated on a fully diluted basis), and (ii) constitutes at least a majority of the total number of Common Shares outstanding (calculated on a fully diluted basis), not including those Common Shares beneficially owned, or over which control or direction is exercised, by Fronteer and its joint actors, and the votes attaching to which shall be qualified to be included as votes in favour of any subsequent acquisition transaction in determining whether approval (as construed under applicable securities laws, including Multilateral Instrument 61-101 — Protection of Minority Security Holders) has been obtained in respect thereof. This condition and the other conditions of the Offer are described under “Conditions of the Offer” in Section 4 of the Offer. Subject to applicable laws, Fronteer reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “AXU”. The Fronteer Common Shares are listed on the TSX and the NYSE Alternext US LLC (the “Alternext”) under the symbol “FRG”. The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares on the TSX of $0.97, based on a closing price of $3.13 per Fronteer Common Share on the TSX on that same date, which was the last trading day prior to Fronteer’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 96% based on the respective volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.

Fronteer owns and controls an aggregate of approximately 42% of the issued and outstanding Common Shares. In addition, pursuant to lock-up agreements entered into with each of Amber Capital Investment Management (“Amber”), Eastbourne Capital Management L.L.C. (“Eastbourne”) and MacKenzie Financial Corporation (“MacKenzie”), each such shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing in the aggregate 19,234,700 Common Shares or approximately 26% of the issued and outstanding Common Shares. See Section 4 of the Circular, “Agreements Relating to the Offer”.

This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the disposition of Common Shares and the acquisition of Fronteer Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Fronteer is incorporated under the laws of the Province of Ontario, Canada, that Aurora is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, and that a majority of Fronteer’s officers and directors are residents of Canada and a majority of Aurora’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named herein may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Fronteer and Aurora and of the above mentioned persons may be located outside of the United States.

THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that, during the period of the Offer, Fronteer or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, as permitted by applicable laws or regulations of Canada or its Provinces or Territories. See Section 13 of the Offer, “Market Purchases”.

The Fronteer Common Shares offered pursuant to this Offer involve certain risks and uncertainties. For a discussion of risks and uncertainties to consider in assessing the Offer, see “Risks Relating to the Offer” in Section 7 of the Circular and the risks and uncertainties described in Fronteer’s annual information form for the fiscal year ended December 31, 2007 and annual and interim management’s discussion and analyses, which are incorporated by reference into the Offer and Circular. See Section 11 of the Circular, “Documents Incorporated by Reference”.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (printed on YELLOW paper) (the “Letter of Transmittal”) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal in accordance with the instructions set out in the Letter of Transmittal. Alternatively, Shareholders may: (1) accept the Offer where the certificate(s) representing the Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, by following the procedures for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying notice of guaranteed delivery (printed on PINK paper) (the “Notice of Guaranteed Delivery”) or a manually signed facsimile thereof; or (2) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Fronteer has engaged Kingsdale Shareholder Services Inc. to act as the depositary under the Offer (the “Depositary”) and to act as the information agent (the “Information Agent”) to provide a resource for information for Shareholders. Questions and requests for assistance may be directed to the Information Agent and Depositary. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may

be obtained without charge on request from the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document.

This document does not constitute an offer or a solicitation made to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Fronteer may, in Fronteer’s sole discretion, take such action as Fronteer may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Information has been incorporated by reference into this document from documents filed with securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 or Telephone 604-632-4677, and are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of Aurora. If you are a non-registered owner of Common Shares, and Fronteer or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares of Aurora have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian company that does not have securities registered under Section 12 of the US Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the US Exchange Act, or Regulation 14D promulgated by the SEC thereunder. The Offer is being conducted in accordance with Section 14(e) of the US Exchange Act and Regulation 14E promulgated by the SEC thereunder as applicable to tender offers conducted under the US-Canadian multi-jurisdictional disclosure system tender offer rules. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the US Exchange Act, in accordance with Canadian corporate and tender offer rules. Shareholders resident in the United States should be aware that such requirements might be different from those of the United States applicable to tender offers under the US Exchange Act and the rules and regulations promulgated thereunder.

NOTICE TO HOLDERS OF OPTIONS
AND OTHER RIGHTS TO ACQUIRE COMMON SHARES

The Offer is made only for Common Shares and is not made for any Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares. Any holder of Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other securities convertible into or exchangeable or exercisable for Common Shares will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

If any holder of Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares does not exercise such Options or other securities convertible into or exchangeable or exercisable for Common Shares prior to the Expiry Time, such Options or other securities convertible into or exchangeable or exercisable for Common Shares will remain outstanding; provided, however, that Fronteer presently intends to take such actions as are necessary to ensure that after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an Option or other right to acquire Common Shares will become an option or right to acquire a number of Fronteer Common Shares, and/or in some cases an amount of cash, based upon the price for Common Shares offered under the Offer.

The tax consequences to holders of Options or other securities that are convertible into or exchangeable or exercisable for Common Shares of exercising, converting or exchanging, as applicable, their Options or other securities are not described in “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular. Holders of Options or other securities convertible into or exchangeable or exercisable for Common Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer and Circular, including the Schedules attached hereto, the unaudited pro forma condensed consolidated financial statements of Fronteer, some of the information incorporated by reference in this Offer and Circular, statements made in the Circular under Section 5, “Benefits of and Reasons to Accept the Offer”, Section 6, “Purpose of the Offer and Plans for Aurora”, Section 8, “Source of Offered Consideration”, Section 9, “Summary Historical and Unaudited Pro Forma Consolidated Financial Information” and Section 20, “Acquisition of Common Shares Not Deposited Under the Offer”, as well as other written statements made or provided or to be made or provided by Fronteer that are not historical facts, are “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws. Such forward-looking statements and forward-looking information includes, without limitation, information concerning the proposed transaction and the business, operations and financial performance and condition of Fronteer and Aurora, estimated production, costs and mine life of the various mineral projects of Fronteer or Aurora, those with respect to potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Fronteer or Aurora to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if any property is developed. Except for statements of historical fact relating to the companies, information contained herein or incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based upon a number of estimates and assumptions of management at the date the statements are made, and are inherently subject to significant business, social, economic, political, competitive and other risks and uncertainties, contingencies and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, among others, that Fronteer will be successful in acquiring 100% of the outstanding Common Shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Fronteer and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, among others, the impact of mineral laws on Fronteer’s and Aurora’s licenses, operations and capital structure; changes in government legislation; changes in ownership interest in any project; conclusions of economic evaluations; environmental risks and hazards; increased infrastructure and/or operating costs; labour and employment matters; international operations and joint ventures; uncertainty regarding estimation of reserves and resources; the satisfaction of conditions to any Offer; the occurrence of any event, change or other circumstance that could give rise to the termination of the Lock-Up Agreements relating to the Offer; a delay in the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason; the amount of costs, fees and expenses related to the proposed transaction; the anticipated benefits to Aurora and Fronteer shareholders and other expected or anticipated benefits of the proposed acquisition; Aurora’s or Fronteer’s ability to renew existing licenses; the actual results of current exploration activities; political instability and delays in obtaining governmental approvals or financing or in the completion of development and construction activities; changes in market conditions; variations in ore grade or recovery rates; risks relating to international operations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents; disruptions in the credit markets; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; changes in the worldwide price of certain commodities such as gold, copper, silver, uranium, coal, fuel, electricity and fluctuations in resource prices, currency exchange rates and interest rates; inflationary pressures; legislative, political, social and economic developments or changes in jurisdictions in which Fronteer and Aurora carry on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain and maintain licenses and permits and comply with laws and regulations or other regulatory requirements; operating or technical difficulties in connection with exploration or development activities, including conducting such activities in locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; contests over title to properties; the risks involved in the exploration, development and mining business; the Fronteer Common Shares issued in connection with the Offer having a market value lower than expected; the acquisition of Aurora or its integration with Fronteer not being successful or such integration being more difficult, time-consuming and costly than expected; and the expected combined benefit from the Offer not being fully realized or realized within the expected time frame. See “Benefits of and Reasons to Accept the Offer” in Section 5 of the Circular, “Purpose of the Offer and Plans for Aurora” in Section 6 of the Circular, and “Risks Relating to the Offer” in Section 7 of the Circular; as well as those risk factors discussed or referred to in the annual and interim management’s discussion and analyses, Annual Information Form and Annual Report on Form 40-F for Fronteer filed with certain regulatory authorities in Canada and the SEC and the annual management’s discussion and analysis and annual information form for Aurora filed with certain securities regulatory authorities in Canada and available under each of Fronteer’s and Aurora’s respective profiles on SEDAR at www.sedar.com and, in the case of Fronteer’s filings with the SEC, under Fronteer’s profile on EDGAR at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Fronteer and the combination of Fronteer and Aurora. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference.

Although Fronteer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements related to Aurora are derived from Aurora’s publicly available documents and records on file with the Canadian securities regulatory authorities.

INFORMATION CONCERNING AURORA

Except as otherwise indicated, the information concerning Aurora contained in this Offer and Circular has been taken from or is based exclusively upon Aurora’s publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Aurora has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Aurora contained herein. Although Fronteer has no knowledge that would indicate that any statements contained herein concerning Aurora taken from or based upon such documents and records are untrue or incomplete, neither Fronteer nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Aurora’s financial statements, or for any failure by Aurora to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Aurora. Fronteer has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Aurora’s publicly available documents or records or determining whether there has been any failure by Aurora to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “Cdn$”, “$” or “dollars” in this Offer and Circular refer to Canadian dollars and all references to “US$” in this Offer and Circular refer to United States dollars. Fronteer’s financial statements that are incorporated by reference herein, and Fronteer’s pro forma condensed consolidated financial statements contained herein, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP. Aurora’s historical consolidated financial statements summarized herein are also reported in Canadian dollars.

v

EXCHANGE RATES

On January 22, 2009, the last trading day prior to the commencement of the Offer, the exchange rate for one US dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.2630.

The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one US dollar expressed in Canadian dollars:

	Nine Months	Fiscal	Fiscal
	Ended	Year Ended	Year Ended
	September 30, 2008	December 31, 2007	December 31, 2006

Closing(1)	$1.0599	$0.9881	$1.1653
Average(2)	$1.0184	$1.0748	$1.1342

(1)	Represents the noon rates of exchange as reported by the Bank of Canada on the last trading day of the period.

(2)	Calculated as an average of the daily noon rates of exchange for each period as reported by the Bank of Canada.

CAUTIONARY NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Fronteer that are filed with Canadian and United States securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility or other technical reports or studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Fronteer contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Page

CONSENT OF COUNSEL	67
AUDITORS’ CONSENTS	68
EXPERTS’ CONSENTS	69
APPROVAL AND CERTIFICATE	75
SCHEDULE “A” UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	A-1
SCHEDULE “B” SECTIONS 316-329 OF THE NEWFOUNDLAND AND LABRADOR CORPORATIONS ACT	B-1
EX-2.1
EX-2.2
EX-2.3
EX-4.1
EX-4.2
EX-4.3
EX-4.4
EX-4.5
EX-4.6
EX-4.7
EX-4.8
EX-4.9
EX-4.10
EX-4.11
EX-4.12
EX-4.13
EX-4.14
EX-4.15

SUMMARY OF THE OFFER

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer and Circular. Therefore, Shareholders are urged to read the Offer and Circular in its entirety. Certain terms used in this Summary are defined in the Glossary. Unless otherwise indicated, the information concerning Aurora contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents and records of Aurora on file with the Canadian securities regulatory authorities and other public sources at the time of the Offer. Although Fronteer has no knowledge that would indicate that any statements contained herein relating to Aurora taken from or based upon such documents and records are untrue or incomplete, neither Fronteer nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Aurora to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Fronteer. Unless otherwise indicated, information concerning Aurora is given as of November 6, 2008.

The Offer

Fronteer is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, other than Common Shares beneficially owned by Fronteer, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares, on the basis of 0.825 of a Fronteer Common Share for each Common Share (the “Offer Consideration”).

The Offer is made only for Common Shares and is not made for any Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares. Any holder of such Options or other securities convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options or other securities convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares on the TSX of $0.97, based on a closing price of $3.13 per Fronteer Common Share on the TSX on that same date, which was the last trading day prior to Fronteer’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 96% based on the respective volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.

Fronteer owns and controls an aggregate of approximately 42% of the issued and outstanding Common Shares. In addition, pursuant to Lock-Up Agreements entered into with each of Amber, Eastbourne and MacKenzie, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing in the aggregate 19,234,700 Common Shares or approximately 26% of the issued and outstanding Common Shares. See Section 4 of the Circular, “Agreements Relating to the Offer”.

The obligation of Fronteer to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Fronteer

Fronteer is principally engaged in the acquisition, exploration and development of mineral properties or interests in corporations controlling mineral properties of interest to Fronteer. Fronteer began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, primarily in the Province of Ontario. Fronteer’s principal exploration properties are located in Nevada, U.S.A. and Turkey, and it holds additional properties in California, U.S.A. Fronteer also has exposure to projects, through its approximate 42% equity interest in Aurora, in Newfoundland and Labrador and Nunavut, Canada. For additional information, reference is made to Fronteer’s Annual Information Form incorporated by reference herein, a copy of which is available on SEDAR at www.sedar.com, and to Fronteer’s latest Annual Report on Form 40-F on file with the SEC at www.sec.gov.

Fronteer is a corporation existing under the Business Corporations Act (Ontario). Fronteer’s head office and principal place of business is located at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 and its registered office is located at 40 King Street West, 2100 Scotia Plaza, Toronto, Ontario M5H 3C2.

Fronteer is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Fronteer Common

Shares are listed and posted for trading on the TSX and the Alternext under the symbol “FRG”. On December 19, 2008, the last trading day prior to Fronteer’s announcement of its intention to make the Offer, the closing price of the Fronteer Common Shares on the TSX and the Alternext was $3.13 and US$2.60, respectively. See Section 10 of the Circular, “Certain Information Concerning Fronteer and its Shares”.

See “Fronteer” in Section 1 of the Circular.

Aurora

Aurora is a uranium exploration and development company. Aurora’s principal asset is its 100%-owned uranium portfolio (subject to a 2% royalty interest) located in the Central Mineral Belt in coastal Labrador, Canada, one of the world’s most promising uranium districts. Aurora’s uranium portfolio in Labrador is underpinned by the Michelin uranium deposit, and also contains the Jacques Lake deposit and four other deposits (known as the Gear, Nash, Inda and Rainbow deposits). Aurora recently acquired an option to earn a majority interest in the Baker Lake Basin property located in Nunavut, Canada through an agreement with Pacific Ridge Exploration Ltd.

Fronteer owns and controls 30,947,336 Common Shares, representing approximately 42% of the outstanding Common Shares. See Section 12 of the Circular, “Ownership of and Trading in Shares of Aurora”. In addition, pursuant to Lock-Up Agreements entered into with each of Amber, Eastbourne and MacKenzie, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing in the aggregate 19,234,700 Common Shares or approximately 26% of the issued and outstanding Common Shares. The remaining approximately 32% of the outstanding Common Shares are widely held. See Section 4 of the Circular, “Agreements Relating to the Offer”.

Aurora was incorporated under the Corporations Act (Newfoundland and Labrador) on June 8, 2005 under the name “Labrador Uranium Co. Ltd.”. Pursuant to articles of amendment dated July 29, 2005, the name of Aurora was changed to “Aurora Energy Resources Inc.”. Aurora’s head office is located at Suite 303, 10 Fort William Place, St. John’s, Newfoundland AIC IK4 and its registered and records office is located at 323 Duckworth Street, P.O. Box 5955, St. John’s, Newfoundland and Labrador, A1C 5X4.

Aurora is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares are listed and posted for trading on the TSX under the symbol “AXU”. On December 19, 2008, the last trading day prior to Fronteer’s announcement of its intention to make the Offer, the closing price of the Common Shares on the TSX was $0.97. See Section 17 of the Circular, “Certain Information Concerning Aurora and its Shares”.

See “Aurora” in Section 2 of the Circular.

Benefits of and Reasons to Accept the Offer and Plans for Aurora

The purpose of the Offer is to enable Fronteer to acquire all of the outstanding Common Shares. See “Benefits of and Reasons to Accept the Offer” in Section 5 of the Circular, “Purpose of the Offer and Plans for Aurora” in Section 6 of the Circular and “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular.

In addition to the generous premium being offered to Shareholders, the acquisition of Aurora by Fronteer, if successful, will result in an improved cash position by combining Fronteer’s and Aurora’s current cash balances, thereby reducing the amount of equity financing and debt required to further explore and advance the resulting company’s mineral projects in the near- to mid-term and bringing Fronteer closer to becoming a fully-funded exploration company better able to execute on its current growth strategies. In addition, the acquisition of Aurora by Fronteer, if successful, will enable Shareholders to continue to enjoy exposure to Aurora’s significant uranium assets while also giving Shareholders the ability to share in the upside of Fronteer’s additional gold and copper-gold resource projects, and with more shareholders over a wider shareholder base, trading liquidity is expected to increase to the benefit of both Aurora and Fronteer shareholders. Shareholders will also enjoy the additional benefits described under “Benefits of and Reasons to Accept the Offer” in Section 5 of the Circular.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on March 2, 2009, or until such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Fronteer. Fronteer may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Manner of Acceptance

A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on YELLOW paper) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing such Shareholder’s Common Shares and all other required documents with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on PINK paper) or a manually signed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

Shareholders should contact the Information Agent and Depositary for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Conditions of the Offer

Fronteer reserves the right to withdraw or terminate the Offer and not take up or pay for any Common Shares deposited under the Offer unless the conditions described under “Conditions of the Offer” in Section 4 of the Offer are satisfied or waived by Fronteer at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that (i) together with the Common Shares beneficially owned by Fronteer, or over which Fronteer and its joint actors exercise control or direction, constitutes at least 66 2/3% of the total number of Common Shares outstanding (calculated on a fully diluted basis), and (ii) constitutes at least a majority of the total number of Common Shares outstanding (calculated on a fully diluted basis), not including those Common Shares beneficially owned, or over which control or direction is exercised, by Fronteer and its joint actors, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under applicable securities laws, including MI 61-101) has been obtained in respect thereof. See “Conditions of the Offer” in Section 4 of the Offer.

Take Up and Payment for Deposited Common Shares

Upon and subject to the terms and conditions of the Offer, Fronteer will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn, promptly after the Expiry Time and, in any event, not later than 10 calendar days after the Expiry Time. Any Common Shares taken up will be paid for promptly and, in any event, not more than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date on which Common Shares are first taken up by Fronteer under the Offer will be taken up and paid for promptly and, in any event, within 10 calendar days of such deposit. See “Take Up and Payment for Deposited Common Shares” in Section 6 of the Offer.

Withdrawal of the Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by Fronteer under the Offer and in the other circumstances described in Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited Under the Offer

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Fronteer and its affiliates and associates (as such terms are defined in the NLCA), and Fronteer acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Fronteer may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Fronteer chooses not to avail itself of such statutory right of acquisition, Fronteer currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Aurora and Fronteer or an affiliate of Fronteer for the purpose of enabling Fronteer or an affiliate of Fronteer to acquire all Common Shares not acquired pursuant to the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Aurora will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Fronteer currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Fronteer’s ability to effect such a transaction, information hereafter obtained by Fronteer, changes in general economic, industry, political, social, regulatory or market conditions or in the business of Aurora, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. There is no assurance that such a transaction will be completed, in particular if Fronteer acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer. See Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

Certain Canadian Federal Income Tax Considerations

The exchange by Shareholders of Common Shares for Fronteer Common Shares under the Offer will generally constitute a tax-deferred rollover for purposes of the Tax Act.

The foregoing is a very brief summary of certain Canadian federal income tax consequences of the Offer. Shareholders are urged to carefully review Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders and to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Certain United States Federal Income Tax Considerations

As of the date hereof, Fronteer expects that the transaction should constitute a taxable disposition of Common Shares by US Holders. A US Holder who holds Common Shares as capital property and who disposes of its Common Shares to Fronteer under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Fronteer Common Shares received by the Shareholder under the Offer, and (ii) the adjusted tax basis of the Shareholder in the Common Shares disposed of to Fronteer. In addition, special adverse tax rules applicable to dispositions of stock of “passive foreign investment companies” will likely apply.

The foregoing is a very brief summary of certain United States federal income tax consequences of the Offer. See Section 22 of the Circular, “Certain United States Federal Income Tax Considerations” for a summary of the principal United States federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Stock Exchange Delisting

The Common Shares are listed and posted for trading on the TSX under the symbol “AXU”. See Section 12 of the Circular, “Ownership of and Trading in Shares of Aurora”. The purchase of Common Shares by Fronteer under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Fronteer under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public. If permitted by applicable Laws, Fronteer intends to cause Aurora to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

Risks Relating to the Offer

An investment in Fronteer Common Shares and the proposed acquisition of Aurora by Fronteer are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties described under “Risks Relating to the Offer” in Section 7 of the Circular and the other risks and uncertainties described or referred to in Fronteer’s annual and interim management’s discussion and analyses and Annual Information Form, which are incorporated by reference into the Offer and Circular.

Information Agent and Depositary

Fronteer has engaged Kingsdale Shareholder Services Inc. to act as the Depositary under the Offer. In such capacity the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Fronteer under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

Fronteer has also engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Information Agent and Depositary. Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary under the Offer.

Contact details for the Information Agent and Depositary are provided at the end of the Offer and Circular.

See Section 23 of the Circular, “Information Agent and Depositary”.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The tables set out below include a summary of (i) Fronteer’s historical consolidated financial information as at and for the fiscal years ended December 31, 2007 and 2006 and as at and for the nine month periods ended September 30, 2008 and 2007, (ii) Aurora’s historical financial information as at and for the fiscal years ended December 31, 2007 and 2006, and (iii) unaudited pro forma condensed consolidated financial information for Fronteer as at and for the nine-month period ended September 30, 2008 and for the fiscal year ended December 31, 2007. The historical financial information of Fronteer as at and for the fiscal years ended December 31, 2007 and 2006 has been derived from Fronteer’s audited consolidated financial statements, and the historical financial information of Fronteer as at and for the nine month periods ended September 30, 2008 and 2007 has been derived from Fronteer’s unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The historical financial information for Aurora as at and for the fiscal years ended December 31, 2007 and 2006 has been derived from Aurora’s audited financial statements, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma condensed consolidated financial statements were derived.

The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Fronteer and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma condensed consolidated financial statement information for Fronteer gives effect to the proposed acquisition of Aurora as if such acquisition had occurred as at September 30, 2008 for the purposes of the pro forma condensed consolidated balance sheet information and as at January 1, 2007 for the purposes of the pro forma condensed consolidated statements of operations for the fiscal year ended December 31, 2007 and the nine-month period ended September 30, 2008. In preparing the unaudited pro forma condensed consolidated financial statement information, management of Fronteer has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Fronteer to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Fronteer, the significant accounting policies of Aurora conform in all material respects to those of Fronteer. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Fronteer and accompanying notes attached as Schedule “A” to the Offer and Circular.

Summary of Consolidated Financial Information of Fronteer
(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Fiscal Year Ended				Nine Months Ended
	December 31				September 30
	2007		2006		2008		2007

Consolidated Statement of Operations Data
Revenue	$	Nil	$	Nil	$	Nil	$	Nil

Operating expenses		(17,946)		(6,930)		(14,003)		(13,787)
Other income (expense)		42,689		20,947		217		(638)
Tax expense (recovery)		4,368		(999)		(1,116)		74
Net income (loss) for the period		20,375		15,012		(12,670)		(14,499)
		0.29,		0.27,		(0.15),		(0.22),
Income (loss) per share — basic, diluted		0.28		0.25		(0.15)		(0.22)

	As at December 31		As at September 30
	2007	2006	2008	2007

Consolidated Balance Sheet
Cash and cash equivalents	$99,039	$40,392	$87,464	$101,831
Other current assets	1,465	4,322	1,624	2,973
Capital assets, net	1,237	309	1,622	1,169
Assets held for sale	9,392	1,331	Nil	4,146
Reclamation bonds	1,797	Nil	3,384	1,780
Interests in equity investments	89,654	37,508	88,744	47,212
Mineral interests	223,853	18,450	231,848	219,781
Total assets	$426,437	$102,311	$414,686	$378,891

Current liabilities	$3,602	$1,375	$3,840	$2,697
Long-term liabilities	55,986	1,572	54,405	50,719
Shareholders’ equity	366,850	99,364	356,441	325,475
Total liabilities and shareholders’ equity	$426,437	$102,311	$414,686	$378,891

Common shares outstanding (thousands)	83,176	60,970	83,226	83,040

Summary of Financial Information of Aurora
(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Fiscal Year Ended
	December 31
	2007		2006

Consolidated Statement of Operations Data
Revenue	$	Nil	$	Nil

Operating expenses		(11,080)		(13,998)
Other income		2,214		1,010
Tax expense (recovery)		(1,451)		(417)
Net loss for the period		(7,415)		(12,572)
Loss per share — basic and diluted		(0.11)		(0.23)

	As at December 31
	2007	2006

Consolidated Balance Sheet
Cash and cash equivalents	$131,095	$53,138
Other current assets	2,580	537
Capital assets, net	1,802	403
Mineral interests	56,710	22,341
Total assets	$192,187	$76,419

Current liabilities	$3,777	$1,289
Long term liabilities	3,531	560
Shareholders’ equity	184,879	74,571
Total liabilities and shareholders’ equity	$192,187	$76,419

Common shares outstanding (thousands)	73,147	65,504

Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of Fronteer
(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Nine Months	Fiscal Year
	Ended	Ended
	September 30 2008	December 31 2007

Pro forma Condensed Consolidated Statement of Operations
Revenue	$ Nil	$ Nil

Operating expenses	(20,362)	(35,164)
Other income	4,252	6,088
Income tax recovery	1,657	2,373
Net loss for the period	(14,453)	(26,703)
Loss per share — basic and diluted	(0.12)	(0.23)

As at
September 30 2008

Pro forma Condensed Consolidated Balance Sheet
Cash and cash equivalents	$196,737
Accounts receivable and other current assets	4,087
Property, plant and equipment	3,375
Reclamation bond	3,384
Interests in Turkish Properties	13,125
Exploration properties and deferred exploration expenditures	283,476
Total assets	$504,184

Current liabilities	$9,464
Long-term liabilities	50,580
Shareholders’ equity	444,140
Total liabilities and shareholders’ equity	$504,184

GLOSSARY

This Glossary forms part of the Offer. In the Offer, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below and grammatical variations thereof will have the corresponding meanings.

“Acquisition” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“affiliate” has the meaning ascribed thereto in the OSA;

“Agent’s Message” has the meaning ascribed thereto under “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer;

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Alternext” means the NYSE Alternext US LLC;

“Amber” means Amber Capital Investment Management;

“Amber Lock-Up Agreement” means the lock-up agreement dated December 20, 2008 between Fronteer and Amber, as described under “Agreements Relating to the Offer” in Section 4 of the Circular;

“Annual Information Form” means the annual information form of Fronteer for the fiscal year ended December 31, 2007 dated March 27, 2008, filed with certain Canadian provincial securities regulatory authorities;

“associate” has the meaning ascribed thereto in the OSA;

“Aurora” means Aurora Energy Resources Inc., a corporation existing under the laws of the Province of Newfoundland and Labrador and, where the context requires, its joint ventures;

“Aurora Special Committee” has the meaning ascribed thereto under “Background to the Offer” in Section 3 of the Circular;

“Board of Directors” means the board of directors of Aurora;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of the Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“business combination” has the meaning ascribed thereto in MI 61-101;

“business day” has the meaning ascribed thereto in MI 62-104;

“Canada-US Tax Convention” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying and forming part of the Offer, including the Schedules attached thereto;

“Code” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Common Shares” means the issued and outstanding common shares of Aurora, including all common shares issued prior to the Expiry Time upon the conversion, exchange or exercise of Options or any other securities of Aurora convertible into or exchangeable or exercisable for common shares of Aurora, and “Common Share” means any one common share of Aurora;

“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (whether absolute, accrued, conditional or otherwise and including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations, prospects, licenses, permits, articles, by-laws, or rights or privileges of Aurora and its subsidiaries and joint ventures, if any;

“Compulsory Acquisition” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular;

“CRA” means the Canada Revenue Agency;

“Depositary” means Kingsdale Shareholder Services Inc., the depositary for the Offer;

“Deposited Shares” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;

“designated stock exchange” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Distributions” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;

“Dissenting Shareholders” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular;

“DTC” means The Depository Trust Company;

“Eastbourne” means Eastbourne Capital Management, L.L.C.;

“Eastbourne Lock-Up Agreement” means the lock-up agreement dated December 19, 2008 between Fronteer and Eastbourne, as described under “Agreements Relating to the Offer” in Section 4 of the Circular;

“EDGAR” means the United States Electronic Data Gathering, Analysis, and Retrieval system maintained by the SEC;

“Effective Time” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Expiry Date” means March 2, 2009, or such later date or dates as may be fixed by Fronteer from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by Fronteer;

“Expiry Time” means 8:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by Fronteer from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by Fronteer;

“Fronteer” means Fronteer Development Group Inc., a corporation existing under the laws of the Province of Ontario;

“Fronteer Common Shares” means the common shares of Fronteer, and “Fronteer Common Share” means any one common share of Fronteer;

“Fronteer Special Committee” has the meaning ascribed thereto under “Background to the Offer” in Section 3 of the Circular;

“fully diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Options and other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares, whether vested or unvested, were converted into or exchanged or exercised, as applicable, for Common Shares;

“Governmental Entity” means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Information Agent” means Kingsdale Shareholder Services Inc., the information agent for the Offer;

“IRS” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Laws” means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local, civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the Letter of Transmittal (printed on YELLOW paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

“Lock-Up Agreements” means, collectively, the Amber Lock-Up Agreement, Eastbourne Lock-Up Agreement and MacKenzie Lock-Up Agreement;

“Locked-Up Shareholders” means, collectively, Amber, Eastbourne and MacKenzie;

“Locked-Up Shares” means those Fronteer Common Shares held by the Locked-Up Shareholders and subject to the Lock-Up Agreements;

“MacKenzie” means MacKenzie Financial Corporation;

“MacKenzie Lock-Up Agreement” means the lock-up agreement dated December 19, 2008 between Fronteer and MacKenzie, as described under “Agreements Relating to the Offer” in Section 4 of the Circular;

“Mark-to-Market Election” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Minimum Deposit Condition” has the meaning ascribed thereto under “Conditions of the Offer” in Section 4 of the Offer;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended, supplemented or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended, supplemented or replaced from time to time;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects, as amended, supplemented or replaced from time to time;

“NLCA” means the Corporations Act (Newfoundland and Labrador), as amended, supplemented or replaced from time to time;

“Non-Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“non-US Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set out herein;

“Offer and Circular” means the Offer and the Circular, including the Summary, the Glossary and all Schedules to the Offer and Circular;

“Offer Consideration” has the meaning ascribed thereto under “The Offer” in Section 1 of the Offer;

“Offeror’s Notice” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular;

“Options” means any options to acquire Common Shares issued pursuant to Aurora’s Stock Option Plan;

“OSA” means the Securities Act (Ontario), as amended, supplemented or replaced from time to time;

“OSC” means the Ontario Securities Commission;

“OSC Rule 62-504” means OSC Rule 62-504 — Take-Over Bids and Issuer Bids, as amended, supplemented or replaced from time to time;

“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Purchased Securities” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;

“QEF” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“QFC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“RBC” has the meaning ascribed thereto under “Background to the Offer” in Section 3 of the Circular;

“Redeemable Shares” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Reorganization” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“SEDI” means the System for Electronic Data on Insiders;

“Shareholders” means, collectively, the holders of Common Shares, and “Shareholder” means any one of them;

“Stock Option Plan” means Aurora’s stock option plan approved by the Shareholders on February 7, 2006, as amended, supplemented or replaced from time to time;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction” in Section 20 of the Circular;

“subsidiary” has the meaning ascribed thereto in the OSA;

“take up” in reference to Common Shares means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;

“Tax Act” means the Income Tax Act (Canada) and all regulations made thereunder, as amended, supplemented or replaced from time to time;

“taxable Canadian property” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Technical Experts” has the meaning ascribed thereto under “Experts” in Section 26 of the Circular;

“treaty-protected property” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“TSX” means the Toronto Stock Exchange;

“United States” or “US” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“US Exchange Act” means the United States Securities Exchange Act of 1934, as amended, supplemented or replaced from time to time and the rules and regulations promulgated thereunder;

“US Holders” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“US Securities Act” means the United States Securities Act of 1933, as amended, supplemented or replaced from time to time and the rules and regulations promulgated thereunder; and

“Valuation Requirements” has the meaning ascribed thereto under “Regulatory Matters — Canadian Securities Laws” in Section 19 of the Circular.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer but not otherwise defined herein, are defined in the Glossary.

January 23, 2009

TO:  THE HOLDERS OF COMMON SHARES OF AURORA

1.	The Offer

Fronteer is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, other than Common Shares beneficially owned by Fronteer, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares, on the basis of 0.825 of a Fronteer Common Share for each Common Share (the “Offer Consideration”).

Each Shareholder will receive the Offer Consideration in respect of all of the Shareholder’s Common Shares validly deposited under the Offer and not properly withdrawn, subject to adjustment for fractional shares.

The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares on the TSX of $0.97, based on a closing price of $3.13 per Fronteer Common Share on the TSX on that same date, which was the last trading day prior to Fronteer’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 96% based on the respective volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.

Fronteer owns and controls an aggregate of approximately 42% of the issued and outstanding Common Shares. In addition, pursuant to Lock-Up Agreements entered into with each of Amber, Eastbourne and MacKenzie, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing in the aggregate 19,234,700 Common Shares or approximately 26% of the issued and outstanding Common Shares. See Section 4 of the Circular, “Agreements Relating to the Offer”.

The Offer is made only for Common Shares and is not made for any Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares. Any holder of such Options or other securities convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options or other securities convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other securities convertible into or exchangeable or exercisable for Common Shares will have certificates representing the Common Shares on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

If any holder of Options does not exercise such Options prior to the Expiry Time, such Options will remain outstanding; provided, however, that Fronteer presently intends to take such actions as are necessary to ensure that after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an Option or other right to acquire Common Shares will become an option or right to acquire a number of Fronteer Common Shares, and/or in some cases an amount of cash, based upon the price for Common Shares offered under the Offer.

Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event Fronteer elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular.

No fractional Fronteer Common Shares will be issued pursuant to the Offer. Where the aggregate number of Fronteer Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Time for Acceptance

The Offer is open for acceptance until the Expiry Time, being 8:00 p.m. (Toronto time) on March 2, 2009, or such later time or times and date or dates as may be fixed by Fronteer from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Fronteer.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	the certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their respective participants as to the method of depositing such Common Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

In addition, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually signed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery; and

(c)	the certificate(s) representing all deposited Common Shares together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Fronteer may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted only if the Depositary has actually physically received the requisite documents at or before the time specified. In all cases, payment of the Offer Consideration for the Common Shares deposited and taken up by Fronteer under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or, in the case of book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message), and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Shareholder depositing those documents. Fronteer recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Fronteer in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Fronteer reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Fronteer reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Fronteer, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Fronteer’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will any amount be paid by Fronteer or the Depositary by reason of any delay in exchanging any Common Shares or in making payment of the Offer Consideration for Common Shares or in lieu of fractional Fronteer Common Shares to any person on account of Common Shares accepted for exchange or payment under the Offer.

Fronteer reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Fronteer all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer, by making a book-entry transfer), irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Fronteer takes up the Deposited Shares, each director or officer of Fronteer, and any other person designated by Fronteer in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Aurora;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Fronteer, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Fronteer in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurora;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurora and, except as may otherwise be agreed to with Fronteer, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Fronteer any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Fronteer as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including book-entry transfer) to execute, upon request of Fronteer, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Fronteer. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and Fronteer, effective immediately following the time at which Fronteer takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer, (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (v) when the Deposited Shares and Distributions are taken up and paid for by Fronteer, Fronteer will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, Fronteer will have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Fronteer at or prior to the Expiry Time:

(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which (i) together with the Common Shares beneficially owned by Fronteer, or over which Fronteer and its joint actors exercise control or direction, constitutes at least 66 2/3% of the total number of

Common Shares outstanding (calculated on a fully diluted basis), and (ii) constitutes at least a majority of the total number of Common Shares outstanding (calculated on a fully diluted basis), not including those Common Shares beneficially owned, or over which control or direction is exercised, by Fronteer and its joint actors, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under applicable securities laws, including MI 61-101) has been obtained in respect thereof (the “Minimum Deposit Condition”);

(b)	any domestic or foreign government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are necessary or advisable in connection with the making of the Offer, the take up of and payment for Common Shares under the Offer, or the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired, waived or been terminated, each on terms and conditions satisfactory to Fronteer in its reasonable discretion;

(c)	Fronteer shall have determined in its reasonable discretion that no shareholder rights plan or similar plan exists, or any such plan that does exist does not and will not adversely affect the Offer or Fronteer either before, on or after consummation of the Offer, because (i) the Board of Directors has waived the application of such shareholder rights plan or similar plan to the acquisition of Common Shares by Fronteer under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction has been issued that has the effect of prohibiting or preventing the exercise of rights or the issue of Common Shares upon the exercise of rights under such shareholder rights plan or similar plan in relation to the acquisition of Common Shares by Fronteer under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction has ordered that such rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) such rights and such shareholder rights plan or similar plan has otherwise become or been held to be unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(d)	no act, action, suit or proceeding or order, injunction, decree or judgment or other legal restraint shall have been taken, commenced or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law:

(i)	to cease trade, enjoin, prohibit or challenge, or impose conditions or limitations on the Offer and, in particular, on: (A) the acquisition by, or sale to, Fronteer of any Common Shares, (B) the take up or acquisition of Common Shares by Fronteer, (C) the issuance and delivery of Fronteer Common Shares in consideration for Common Shares taken up or acquired by Fronteer, (D) the ability of Fronteer to acquire or hold, or exercise full rights of ownership of, any Common Shares, (E) the ownership or operation or effective control by Fronteer of any material portion of the business, property, assets, licenses or permits of Aurora or its affiliates or subsidiaries, or (F) the ability of Fronteer and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(ii)	which, if successful, would be reasonably likely to result in a Company Material Adverse Effect if the Offer was consummated or would adversely affect the ability of Fronteer to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)	there shall not exist at Law any prohibition or other legal restraint, nor shall any Law have been proposed, enacted, entered, modified, amended, promulgated or applied, challenging or preventing the take up or acquisition by Fronteer of the Common Shares under the Offer, the issuance and delivery of Fronteer Common Shares in consideration for Common Shares taken up or acquired by Fronteer, the ability of Fronteer to acquire or hold, or exercise full rights of ownership of, any Common Shares, the ownership or operation or effective control by Fronteer of any material portion of the business, property, assets, licences or permits of Aurora or its affiliates or subsidiaries, or the ability of Fronteer and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)	Fronteer shall have determined in its sole discretion that none of Aurora, any of its affiliates or subsidiaries, or any Governmental Entity or third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Aurora prior to January 23, 2009), which might materially reduce the expected economic value to Fronteer of the acquisition of Aurora or which makes it inadvisable for Fronteer to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)	Fronteer shall have determined, in its sole discretion, (i) that there does not exist and that there shall not have occurred any Company Material Adverse Effect (A) prior to the date of the Offer that was not publicly disclosed prior to the date hereof, or (B) on or after January 23, 2009, or any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after January 23, 2009, that has a Company Material Adverse Effect, and (ii) that the Offer, if consummated, shall not trigger a Company Material Adverse Effect, and Fronteer shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after January 23, 2009, that, in the sole discretion of Fronteer, has a Company Material Adverse Effect;

(h)	the Lock-Up Agreements shall have been complied with by the Locked-Up Shareholders in all material respects and shall not have been terminated by the Locked-Up Shareholders pursuant to the terms thereof; and

(i)	Fronteer shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Aurora with any securities commission or similar securities regulatory authority in any of the Provinces of Canada, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by Aurora.

The foregoing conditions are for the exclusive benefit of Fronteer and may be waived by it in whole or in part at any time and from time to time without prejudice to any other rights which Fronteer may have. The foregoing conditions may be asserted by Fronteer in its sole discretion at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by Fronteer. The failure by Fronteer at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

The foregoing conditions are subject to Fronteer’s notification obligations with respect to changes in the information contained in the Offer and Circular that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, as described in Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective upon written notice or other communication confirmed in writing by Fronteer to that effect to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, Fronteer will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, will cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under “Notices and Delivery” in Section 10 of the Offer, and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, Fronteer will not be obligated to take up, accept for payment or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates for Deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Fronteer’s sole discretion, unless the Offer is withdrawn by Fronteer.

Subject to the limitations hereafter described, Fronteer reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the

Offer, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. Fronteer shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such change or variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any Governmental Entities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Fronteer or of an affiliate of Fronteer unless it is a change in a material fact relating to the Fronteer Common Shares), Fronteer will give written notice of such change to the Depositary at its office in Toronto, Ontario and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth under “Notices and Delivery” in Section 10 of the Offer, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as possible after giving notice of a change in information to the Depositary, Fronteer will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX and will extend the Offer to the extent required by applicable Laws. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable Laws, the Offer may not be extended by Fronteer if all of the terms and conditions of the Offer, except those waived by Fronteer, have been fulfilled or complied with, unless Fronteer first takes up all Common Shares then validly deposited under the Offer and not properly withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Fronteer in accordance with the terms hereof, subject to Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Fronteer of any of its rights set out under “Conditions of the Offer” in Section 4 of the Offer.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, such increased consideration will be paid to each of the depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take Up and Payment for Deposited Common Shares

If all the conditions referred to under “Conditions of the Offer” in Section 4 of the Offer have been fulfilled or waived by Fronteer at or prior to the Expiry Time, Fronteer will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn promptly after the Expiry Time and, in any event, not later than 10 calendar days after the Expiry Time. Any Common Shares taken up under the Offer will be paid for promptly and, in any event, not more than three business days after taking up such Common Shares. Subject to applicable Laws, any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by Fronteer under the Offer but prior to the Expiry Time will be taken up and paid for promptly and, in any event, within 10 calendar days of such deposit.

Fronteer will be deemed to have taken up and accepted for payment Common Shares validly deposited and not properly withdrawn under the Offer if, as and when Fronteer gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. Subject to applicable Laws, Fronteer expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified under “Conditions of the Offer” in Section 4 of the Offer is not fulfilled or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario.

Fronteer also expressly reserves the right, in its sole discretion, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Laws or government regulatory approval. Fronteer will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

Fronteer will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Fronteer Common Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by Fronteer or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Fronteer, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Fronteer and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

No fractional Fronteer Common Shares will be issued pursuant to the Offer. Where the aggregate number of Fronteer Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Fronteer Common Shares to which the depositing Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, share certificates representing the Offer Consideration will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificates representing the Fronteer Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate(s) representing Fronteer Common Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Aurora. Certificates representing Fronteer Common Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

7.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 7 of the Offer or otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by Fronteer under the Offer;

(b)	if the Common Shares have not been paid for by Fronteer within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Fronteer or of an affiliate of Fronteer unless it is a change in a material fact relating to the Fronteer Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by Fronteer at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually physically received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated

above. Notices of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual physical receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Fronteer in its sole discretion, and such determination will be final and binding. Neither the Depositary, Fronteer nor any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If Fronteer extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to Fronteer’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Fronteer and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the Provinces and Territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 30 of the Circular, “Statutory Rights”.

8.	Return of Deposited Common Shares

Any deposited Common Shares that are not taken up and paid for by Fronteer pursuant to the terms and conditions of the Offer for any reason will be returned, at Fronteer’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Aurora, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Aurora should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Options or other securities that are convertible into or exchangeable or exercisable for Common Shares, or disclose that it has taken or intends to take any such action, then Fronteer may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Fronteer free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Aurora should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Fronteer or its nominee or transferee on the securities registers maintained by or on behalf of Aurora in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer), (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Fronteer until Fronteer pays for such Common Shares, and to the extent that the value of such dividends, distributions or payments do not exceed the value of the Offer Consideration per Common Share payable by Fronteer pursuant to the Offer, the Offer Consideration per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Fronteer and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Fronteer, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments, the aggregate value of which exceeds the value of the Offer Consideration per Common Share payable by Fronteer pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Fronteer and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Fronteer, accompanied by appropriate documentation of transfer. Pending such remittance, Fronteer will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by Fronteer under the Offer or deduct from the Offer Consideration payable by Fronteer under the Offer the amount or value thereof, as determined by Fronteer in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Fronteer or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the securities registers maintained by or on behalf of Aurora and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing.

Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, Fronteer intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada or the United States are not open for the deposit of mail, any notice which Fronteer or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post, together with either the New York Times or The Wall Street Journal, and in La Presse in Québec; or (c) it is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and Fronteer will use its reasonable efforts to furnish such documents to investment advisors, stock brokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the securities registers maintained by or on behalf of Aurora in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares when such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if Fronteer determines that delivery thereof by mail may be delayed. Persons entitled to such certificate(s) and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as Fronteer has determined that delivery by mail will no longer be delayed. Fronteer shall provide notice of any such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding the provisions set out under “Take Up and Payment for Deposited Common Shares” in Section 6 of the Offer, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Common Shares Not Deposited under the Offer

The purpose of the Offer is to enable Fronteer to acquire all of the outstanding Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Fronteer, Fronteer currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Common Shares not deposited under the Offer as described in Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

13.	Market Purchases

As of the date hereof, Fronteer does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire beneficial ownership of any Common Shares other than under the terms of the Offer and as disclosed in the Offer and Circular. However, the intention of Fronteer to make purchases may change following the date of the Offer in which case Fronteer may acquire or cause an affiliate to acquire at any time prior to the Expiry Time, if and to the extent that market conditions, the trading price of the Common Shares and other factors make it desirable for Fronteer to complete such purchases, Common Shares by making purchases through the facilities of the TSX, provided, however, that in no event will Fronteer make any such purchases of Common Shares until the third business day following the date of the Offer and Fronteer shall comply with the following requirements under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 in the event of any such change in intention:

(a)	such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the number of Common Shares beneficially acquired shall not exceed 5% of the outstanding Common Shares as of the date of the Offer;

(c)	the purchases shall be made in the normal course through the facilities of the TSX;

(d)	Fronteer shall issue and file a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX on each day on which Common Shares have been purchased; and

(e)	the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation shall be made by Fronteer, the seller or their agents.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Deposit Condition has been fulfilled.

Although Fronteer has no present intention to sell Common Shares taken up under the Offer, Fronteer reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

For the purposes of this Section 13, the term “Fronteer” includes Fronteer and any person acting jointly or in concert with Fronteer.

14.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Fronteer by brokers or dealers licensed under the laws of such jurisdiction.

(c)	Fronteer reserves the right to transfer to one or more affiliates of Fronteer the right to purchase all or any portion of the Common Shares deposited under the Offer, but any such transfer will not relieve Fronteer of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Fronteer not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Fronteer or the Depositary for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	Fronteer, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	Fronteer reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of Fronteer, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Fronteer may, in Fronteer’s sole discretion, take such action as Fronteer may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

Fronteer has filed with the SEC a registration statement on Form F-8, together with exhibits furnishing additional information with respect to the Offer, and may file amendments thereto. Pursuant to the Rules under the US Exchange Act and the instructions to Form F-8, Fronteer is exempt from filing a tender offer statement on Schedule TO. Shareholders will be able to obtain copies of such documents free of charge from the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Fronteer will be available free of charge from Fronteer. You should direct requests for documents to the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 or Telephone: 604-632-4677.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: January 23, 2009
FRONTEER DEVELOPMENT GROUP INC.

by	(signed) Lyle Hepburn
Lyle Hepburn
Director and Chairman, Fronteer Special Committee

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated January 23, 2009 by Fronteer to purchase all of the issued and outstanding Common Shares. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Capitalized terms used in this Circular but not otherwise defined herein, are defined and have the meanings set out in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Aurora contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file of Aurora with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Fronteer has no knowledge that would indicate that any statements contained herein relating to Aurora taken from or based upon such documents and records are untrue or incomplete, neither Fronteer nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Aurora to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information but that are unknown to Fronteer. Unless otherwise indicated, information concerning Aurora is given as at November 6, 2008.

1.	Fronteer

Fronteer is principally engaged in the acquisition, exploration and development of mineral properties or interests in corporations controlling mineral properties of interest to Fronteer. Fronteer began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, primarily in the Province of Ontario. Fronteer’s principal exploration properties are located in Nevada, U.S.A. and Turkey, and it holds additional properties in California, U.S.A. Fronteer also has exposure to projects, through its approximate 42% equity interest in Aurora, in Newfoundland and Labrador and Nunavut, Canada.

Fronteer is focused on discovering and advancing deposits with strong production potential. Fronteer’s vision is to advance a robust pipeline of projects stretching from exploration through to production. In particular, Fronteer has an interest in several major gold projects throughout Nevada, United States and gold and copper-gold projects in northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, Fronteer’s key projects include a 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in the state; a 51% interest in Long Canyon as part of a joint venture with AuEx Ventures Inc., a discovery defining an entirely new gold trend in the Eastern Great Basin, with its first resource estimate currently planned for the first quarter of 2009; and Sandman, a property in which Newmont Mining Corporation has the option to acquire up to a 60% interest by advancing the project to a production decision by 2011. In Turkey, as part of a joint venture with Teck Cominco Ltd., Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit.

Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately $79 million in cash and cash equivalents held with large Canadian commercial banks. For additional information, reference is made to Fronteer’s Annual Information Form incorporated by reference herein, a copy of which is available on SEDAR at www.sedar.com, and to Fronteer’s latest Annual Report on Form 40-F on file with the SEC at www.sec.gov.

In April 2006, Fronteer entered into a shared services agreement with Aurora to share head office space and related administration costs. The service arrangement with Aurora was amended in May 2008 to reflect the reduced level of office and administrative services provided by Fronteer since Aurora relocated its head office to St. John’s, Newfoundland and Labrador; certain employees of Fronteer continue to provide services to Aurora. During the 12 months ended December 31, 2008, Fronteer invoiced Aurora a total of $1,130,618 for costs and related taxes relating to exploration activities at Aurora’s uranium project in the Central Mineral Belt of coastal Labrador, fixed assets and general administration costs incurred by Fronteer on behalf of Aurora.

Fronteer is a corporation existing under the Business Corporations Act (Ontario). Fronteer’s head office and principal place of business is located at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 and its registered office is located at 40 King Street West, 2100 Scotia Plaza, Toronto, Ontario M5H 3C2.

Fronteer is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Fronteer Common Shares are listed and posted for trading on the TSX and the Alternext under the symbol “FRG”. On December 19, 2008, the last trading day prior to Fronteer’s announcement of its intention to make the Offer, the closing price of the Fronteer Common Shares on the TSX and the Alternext was $3.13 and US$2.60, respectively.

See Section 10 of the Circular, “Certain Information Concerning Fronteer and its Shares”. See also “Background to the Offer” in Section 3 of the Circular and “Benefits of and Reasons to Accept the Offer” in Section 5 of the Circular.

For further information regarding Fronteer, reference is made to Fronteer’s filings with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com and Fronteer’s filings with the SEC available at www.sec.gov. See also “Documents Incorporated by Reference” in Section 11 of the Circular.

2.	Aurora

Aurora is a uranium exploration and development company. Aurora’s principal asset is its 100%-owned uranium portfolio (subject to a 2% royalty interest) located in the Central Mineral Belt in coastal Labrador, Canada, one of the world’s most promising uranium districts. Aurora’s uranium portfolio in Labrador is underpinned by the Michelin uranium deposit, and also contains the Jacques Lake deposit and four other deposits (known as the Gear, Nash, Inda and Rainbow deposits). Aurora recently acquired an option to earn a majority interest in the Baker Lake Basin property located in Nunavut, Canada through an agreement with Pacific Ridge Exploration Ltd.

On April 8, 2008, the Nunatsiavut Government implemented a three-year moratorium on uranium mining on Labrador Inuit Lands, but continues to allow uranium exploration. The moratorium provides the Nunatsiavut Government with the opportunity to enact environment assessment legislation and to formulate the land use plan required by the Labrador Inuit Land Claims Agreement. The Nunatsiavut Government has indicated that it will review the moratorium by March 31, 2011.

Fronteer owns and controls 30,947,336 Common Shares, representing approximately 42% of the outstanding Common Shares. See Section 12 of the Circular, “Ownership of and Trading in Shares of Aurora”. In addition, pursuant to Lock-Up Agreements entered into with each of Amber, Eastbourne and MacKenzie, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing in the aggregate 19,234,700 Common Shares or approximately 26% of the issued and outstanding Common Shares. The remaining approximately 32% of the outstanding Common Shares are widely held. See Section 4 of the Circular, “Agreements Relating to the Offer”.

Aurora was incorporated under the Corporations Act (Newfoundland and Labrador) on June 8, 2005 under the name “Labrador Uranium Co. Ltd.”. Pursuant to articles of amendment dated July 29, 2005, the name of Aurora was changed to “Aurora Energy Resources Inc.”. Aurora’s head office and registered and records office is located at 323 Duckworth Street, P.O. Box 5955, St. John’s, Newfoundland and Labrador, A1C 5X4.

Aurora is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares are listed and posted for trading on the TSX under the symbol “AXU”. On December 19, 2008, the last trading day prior to Fronteer’s announcement of its intention to make the Offer, the closing price of the Common Shares on the TSX was $0.97.

See “Background to the Offer” in Section 3 of the Circular and “Benefits of and Reasons to Accept the Offer” in Section 5 of the Circular.

For further information regarding Aurora, reference is made to Aurora’s filings with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com.

3.	Background to the Offer

In September 2008, the board of directors of Fronteer began to discuss the possibility of pursuing a strategic transaction relating to Aurora based on a number of factors, including that management of Fronteer had been advised by certain Shareholders of Aurora that they viewed positively the possibility of Fronteer merging with Aurora.

During the next two months, the board of directors of Fronteer considered the advantages and disadvantages of pursuing a strategic transaction relating to Aurora. As a result of these deliberations, on October 17, 2008, the Fronteer board of directors convened a special committee (the “Fronteer Special Committee”), to consider and evaluate possible strategic opportunities with respect to Aurora. The Fronteer Special Committee is composed of the following independent directors of Fronteer: Lyle Hepburn (Chairman), Jo Mark Zurel, George Bell, Scott Hand and Donald McInnes.

On October 17, 2008, Mr. Oliver Lennox-King and Mr. Jo Mark Zurel of Fronteer contacted representatives of Aurora’s Board of Directors to discuss with them the possibility of Fronteer acquiring the Common Shares of Aurora not already owned by Fronteer. Following that initial contact, the Fronteer Special Committee continued to actively consider, and engaged in discussions with Aurora regarding such a transaction.

Subsequently, the Fronteer Special Committee engaged RBC Capital Markets (“RBC”) as its financial advisor and retained Davies Ward Phillips & Vineberg LLP as its legal advisor to assist in connection with the potential acquisition of Common Shares of Aurora not already held by Fronteer.

On November 6, 2008, Mr. Mark Dobbin, a director of Aurora, advised Mr. Zurel of Fronteer that a special committee of the Board of Directors of Aurora (the “Aurora Special Committee”) was being established to respond to Fronteer’s proposed transaction. Fronteer was advised that Mr. Dobbin had been appointed as Chairman of the Aurora Special Committee.

On November 19, 2008, Mr. Zurel had a telephone conversation with Mr. Dobbin to ascertain whether Aurora would be willing to support Fronteer approaching a number of Aurora’s key Shareholders in order to discuss with them their willingness to lock-up to a proposed acquisition transaction by Fronteer. During the call, Mr. Dobbin advised Mr. Zurel that the Aurora Special Committee had met, that it did not feel it had sufficient information at that time to actively support Fronteer’s approach to its Shareholders, but that it would want to review further information regarding the offer being contemplated by Fronteer prior to making any decision.

Later that day, at a meeting of the Fronteer Special Committee, Mr. Zurel reported on his telephone discussion with Mr. Dobbin. Following discussions, the Fronteer Special Committee instructed RBC to evaluate and report upon the benefits of a proposed acquisition transaction and to outline a range of values that the Fronteer Special Committee should consider in respect of any offer to be made to the Shareholders of Aurora.

The Fronteer Special Committee convened a meeting on November 20, 2008, at which RBC reported on a range of possible share exchange ratios and resulting premiums for consideration by the Fronteer Special Committee. At this meeting, the Fronteer Special Committee authorized Mr. Zurel to further communicate with Mr. Dobbin about the possibility of obtaining Aurora’s support for Fronteer approaching Aurora’s largest Shareholders and to report back to the Fronteer Special Committee following such communications.

On November 21, 2008, Mr. Zurel met with Mr. Dobbin to discuss Fronteer’s proposal to acquire all of the outstanding Common Shares that it did not already own and Fronteer’s desire to enter into lock-up agreements with Aurora’s three largest Shareholders. Mr. Dobbin took the request under advisement pending a meeting of the Aurora Special Committee.

On December 2, 2008, Mr. Dobbin wrote a letter to Mr. Lyle Hepburn, the Chairman of the Fronteer Special Committee, advising, among other things, that while the Aurora Special Committee was interested in learning more about the Fronteer proposal, it could not endorse Fronteer’s approach to Aurora’s largest Shareholders without understanding the details of such a proposal. This letter also requested that a meeting between Fronteer representatives and the Aurora Special Committee be convened for the purposes of discussing any proposed transaction.

On December 2, 2008, the Fronteer Special Committee met to discuss a response to that letter and to further deliberate on a proposed offer for Aurora. At this meeting, Mr. Lennox-King and Mr. Zurel were authorized by the Fronteer Special Committee to meet with the Aurora Special Committee to discuss Fronteer’s position, and such a meeting occurred on December 5, 2008. The Fronteer Special Committee also instructed Mr. Lennox-King, Mr. Mark O’Dea and RBC to arrange meetings with key Aurora Shareholders in order to propose terms of a potential transaction and negotiate lock-up agreements with such Shareholders.

On December 5, 2008, Mr. Hepburn sent a letter to the Aurora Special Committee in response to Mr. Dobbin’s December 2nd letter, indicating that Fronteer understood that, as a matter of corporate governance, the Aurora Special Committee was not in a position to consent to Fronteer approaching its key Shareholders. The December 5th letter also advised Aurora that, consistent with Fronteer’s belief that an offer was in the best interests of shareholders of both Aurora and Fronteer, Fronteer intended to approach a small number of key Aurora Shareholders on a confidential basis to elicit their support for an offer.

On December 8, 2008, RBC reviewed with the Fronteer Special Committee updated share exchange ratio information and resulting premiums and the Fronteer Special Committee also directed Mr. O’Dea and RBC to approach Amber, Eastbourne and MacKenzie, three of Aurora’s key Shareholders, with a view to negotiating lock-up agreements with each Shareholder in connection with Fronteer’s intention to make an offer. Following subsequent discussions among the Fronteer board of directors and the Fronteer Special Committee and with RBC, on December 18, 2008, the Fronteer Special Committee authorized the Offer and the making and announcement thereof to the Shareholders of Aurora, conditional upon Fronteer obtaining lock-ups from the Locked-Up Shareholders.

Negotiations continued with the Locked-Up Shareholders throughout the weeks of December 8 and December 15, 2008. On Friday, December 19, 2008, as the negotiations with all three Locked-Up Shareholders appeared to be close to reaching agreement, Fronteer advised Mr. Dobbin by telephone that lock-up negotiations with Aurora’s three largest shareholders were close to being finalized.

By the late afternoon on Sunday, December 21, 2008, the Lock-Up Agreements had been executed and delivered. That same day, Mr. Hepburn contacted Mr. Dobbin to advise him that the Lock-Up Agreements had been finalized and that Fronteer would be announcing its intention to make an Offer by issuing a press release prior to the opening of financial markets the following morning.

Prior to the opening of financial markets on Monday, December 22, 2008, Fronteer issued a press release announcing the execution of the Lock-Up Agreements and its intention to make the Offer.

4.	Agreements Relating to the Offer

Fronteer entered into the Lock-Up Agreements with the Locked-Up Shareholders in respect of an aggregate of 19,234,700 Common Shares beneficially owned by the Locked-Up Shareholders, or over which they exercise control or direction. The Locked-Up Shares represent approximately 26% of the outstanding Common Shares.

The following is a summary only of the principal terms of the Lock-Up Agreements. A complete copy of each of the Lock-Up Agreements has been filed by Fronteer on SEDAR and is available at www.sedar.com. Shareholders are urged to read the complete copy of each of the Lock-Up Agreements.

Each of the Locked-Up Shareholders has covenanted that, during the period commencing on the date of each Lock-Up Agreement and continuing until the earlier of the termination of each agreement and Fronteer’s take up and payment of Common Shares under the Offer, it shall, among other things, not option, sell, assign, dispose of, pledge, create an encumbrance on, grant a security interest in or otherwise convey or transfer, and will not grant a proxy or other voting right in respect of, any Locked-Up Shares or any right or interest therein, or agree to do any of the foregoing, except pursuant to the Offer and the terms of the Lock-Up Agreements.

Under the Lock-Up Agreements, subject to the termination rights of each party described below, the Locked-Up Shareholders have agreed to tender an aggregate of 19,234,700 Common Shares beneficially owned thereby, or over which they exercise control or direction, to the Offer.

Generally, each of the Locked-Up Shareholders has the right to terminate its Lock-Up Agreement (and withdraw any Common Shares deposited under the Offer) if (i) Fronteer has not complied in any material respect with its obligations contained in the Lock-Up Agreement; (ii) Fronteer has not taken up and paid for the Locked-Up Shares by midnight (Toronto time) on March 31, 2009; (iii) a third party commences (or in the case of the Amber Lock-Up Agreement and the Eastbourne Lock-Up Agreement, announces an intention to commence) a bona fide offer to acquire, directly or indirectly, all of the outstanding Common Shares for consideration that exceeds the Offer Consideration, and Fronteer has not publicly announced its intention to amend the Offer in order to match or exceed the bona fide offer in question within three business days of the formal commencement (and/or announcement, as the case may be, under the Amber Lock-Up Agreement and the Eastbourne Lock-Up Agreement) of such offer. In addition, under the Eastbourne Lock-Up Agreement, Eastbourne has the right to terminate the Eastbourne Lock-Up Agreement if there occurs a Buyer Material Adverse Effect (as defined in the Eastbourne Lock-Up Agreement). MacKenzie also has the right to terminate its Lock-Up Agreement in the event that a material change occurs to the funds managed by MacKenzie and through which MacKenzie beneficially holds its Common Shares, and such material change gives rise to redemption payment obligations that are material to such funds.

Provided that the Lock-Up Agreements have not been terminated by the Locked-Up Shareholders or Fronteer, as the case may be, upon the satisfaction or waiver by Fronteer of the conditions to the Offer, Fronteer must take up the Common Shares (including the Locked-Up Shares) on the first date upon which it is legally entitled to do so and pay for the Common Shares deposited under the Offer (including the Locked-Up Shares) with three business days after take up.

Each of Amber and MacKenzie must deposit or cause to be deposited its Common Shares under the Offer within five calendar days of the mailing of the Offer, and thereafter not withdraw its Common Shares from the Offer, unless the Amber Lock-Up Agreement or the MacKenzie Lock-Up Agreement, as applicable, terminates in accordance with its terms. Provided that the Eastbourne Lock-Up Agreement has not been terminated by Eastbourne or Fronteer in accordance with its terms, as the case may be, Eastbourne must deposit or cause to be deposited its Common Shares under the Offer at least five business days prior to the initially scheduled Expiry Time, and thereafter not withdraw the Common Shares from the Offer.

5.	Benefits of and Reasons to Accept the Offer

Shareholders are urged to consider the following factors and significant benefits in making their decision whether to accept the Offer:

•	Significant Premium: The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares on the TSX of $0.97, based on a closing price of $3.13 per Fronteer Common Share on the TSX on that same date, which was the last trading day prior to Fronteer’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 96% based on the respective volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.

•	Locked-Up Shareholders: The fairness of the Offer price is further evidenced by the fact that Amber, Eastbourne and MacKenzie, three significant and sophisticated Shareholders, have agreed, pursuant to the Lock-Up Agreements, to tender Common Shares representing an aggregate of approximately 26% of the issued and outstanding Common Shares to the Offer, subject to certain exceptions.

•	Ongoing Equity Participation in an Enhanced Resource Portfolio: Shareholders will continue to enjoy exposure to the upside potential of Aurora’s significant uranium assets, including Aurora’s world class Michelin project in the Central Mineral Belt of coastal Labrador, but will also enjoy exposure to Fronteer’s expanded portfolio of additional gold and copper-gold assets in Nevada, northwestern Turkey and elsewhere, along with a higher growth profile within an expanded international setting and within relatively safe, stable and geopolitically attractive regions of the world.

•	Risk Diversification: If the Offer is successful, Shareholders of Aurora will also enjoy the potential to share in the upside of Fronteer’s additional gold and copper-gold resource projects, eliminating some of the risk associated with holding shares in Aurora, the single principal asset of which is currently subject to a three-year uranium mining moratorium, restricting further development (other than exploration) prior to 2011.

•	Improved Cash Position: Based on Fronteer’s and Aurora’s current cash and cash equivalent balances, if the Offer is completed, it is anticipated to provide an improved cash per share position to Aurora and Fronteer shareholders of approximately $1.50 per share in the resulting company, compared with Aurora’s current $1.35 per Common Share and Fronteer’s current $0.95 per Fronteer Common Share. If the Offer is completed, this improved cash position will bring Fronteer closer to becoming a fully-funded exploration company better able to execute on its current growth strategies, including the continued exploration and advancement of its mineral projects and joint ventures and the pursuit of attractive merger and acquisition opportunities and investments, should they arise, and allows shareholders of Fronteer and Aurora to share in the anticipated upside potential of this improved position.

•	Unlikelihood of Competing Offer Being Successful: Given Fronteer’s substantial approximate 42% ownership interest in Aurora, and the fact that Fronteer is unlikely to support any other offer or type of transaction other than the Offer, it is highly unlikely that a competing offer for Aurora will emerge and, if one did emerge, that it would be successful.

•	Potential for Downward Impact to Price if Offer Not Accepted: The Common Shares can be expected to trade at a discount to the Offer price if Fronteer is not successful in acquiring the outstanding Common Shares pursuant to the Offer. Depending on the number of Common Shares taken up and paid for by Fronteer under the Offer, the Common Shares may fail to meet the requirements for continued listing on the TSX, in which circumstances, the Common Shares could be de-listed and this would adversely affect the market for such Common Shares or result in a lack of an established market for the Common Shares.

•	Minimize Debt and Dilution Risk: If Fronteer’s acquisition of Aurora is completed, it is expected to reduce the amount of equity financing needed to pursue the continued exploration and advancement of the resulting company’s mineral projects, and the resulting dilution to its shareholders that such financings entail, and will also reduce the amount of project financing or other debt required to further explore and advance its projects, in the near- to mid-term.

•	Improved Liquidity: With an improved combined cash position and more diversified resource portfolio and more shares outstanding and more shareholders over a wider shareholder base, trading liquidity is expected to increase to the benefit of all shareholders.

•	Opportunity to Participate in Growth of Fronteer: The transaction, if successful, will combine Fronteer’s approximate $79 million current cash and cash equivalents balance with Aurora’s approximate $99 million for a total of $178 million. Fronteer management currently believes there will be enhanced opportunities in the current market environment for well capitalized companies with technical expertise in advancing exploration and development projects. Fronteer management also currently believes that simplification of the ownership of the Michelin and Jacques Lake projects in coastal Labrador within Fronteer will eliminate the current holding company discounts and provide increased flexibility to optimize value for all shareholders.

6.	Purpose of the Offer and Plans for Aurora

The purpose of the Offer is to enable Fronteer to acquire all of the Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Fronteer, Fronteer currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the remaining Common Shares not deposited under the Offer. See also “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular.

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Fronteer and its affiliates and associates (as such terms are defined in the NLCA), and Fronteer acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Fronteer may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Fronteer chooses not to avail itself of such statutory right of acquisition, Fronteer currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Aurora and Fronteer or an affiliate of Fronteer for the purpose of enabling Fronteer or an affiliate of Fronteer to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such acquisitions will be completed, in particular if Fronteer acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer.

If a Compulsory Acquisition or Subsequent Acquisition Transaction is unavailable or if Fronteer is unable to promptly obtain required approvals for a Compulsory Acquisition or Subsequent Acquisition Transaction, Fronteer will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired under the Offer.

If the Offer is successful, Fronteer intends to conduct a detailed review of Aurora, including an evaluation of its business, assets, operations, policies, management, personnel and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances which then exist. If the Offer is successful, and Fronteer acquires 100% of the Common Shares on a fully diluted basis, Fronteer will consider its various options concerning Aurora and its assets and properties, including the possibility of integrating the operations of Aurora into the operations of Fronteer if desirable in the circumstances having regard to a variety of factors following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See “Benefits of and Reasons to Accept the Offer” in Section 5 of the Circular.

If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Fronteer intends to apply to delist the Common Shares from the TSX. In addition, if permitted by applicable Laws, Fronteer intends to cause Aurora to cease to be a reporting issuer under the securities Laws of each Province of Canada in which it is a reporting issuer. See “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer” in Section 18 of the Circular. See also “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular.

7.	Risks Relating to the Offer

As Shareholders will acquire Fronteer Common Shares as consideration under the Offer, Shareholders should consider the risks and uncertainties associated with Fronteer and the Offer, including without limitation those set out in this Section 7. Additional risks and uncertainties relating to Fronteer are discussed or referred to in the Annual Information Form and the management’s discussion and analyses for Fronteer incorporated by reference herein and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. These risks may not be the only risks faced by Fronteer. Risks and uncertainties not presently known by Fronteer or which are presently considered immaterial may also adversely affect Fronteer’s business, results of operations and/or condition (financial or otherwise). Additional risks and uncertainties relating to Aurora are discussed or referred to in the documents filed by Aurora with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

The Fronteer Common Shares issued in connection with the Offer may have a market value different than expected

Fronteer is offering to purchase Common Shares on the basis of 0.825 of a Fronteer Common Share for each Common Share. Therefore, each Shareholder would be entitled to receive 0.825 of a Fronteer Common Share for each Common Share tendered, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Fronteer Common Shares, the market values of the Fronteer Common Shares and the Common Shares at the time of the take up of Common Shares under the Offer may vary significantly from the values at the respective dates of Fronteer’s announcement of its intention to make an Offer and the Offer and Circular or the date that Shareholders tender their Common Shares. If the market price of Fronteer Common Shares declines, the value of the consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the condition, business, operations or prospects of Fronteer, market assessments of the likelihood that the Offer will be consummated, regulatory considerations, general market, social and economic conditions, changes in Laws applicable in Canada, the United States, Turkey or elsewhere, political changes, commodity price changes and other factors over which Fronteer has no control.

Fronteer has not verified the reliability of the information regarding Aurora included in, or which may have been omitted from, the Offer and Circular

Except as otherwise indicated, Fronteer has relied exclusively upon publicly available information and records on file of Aurora in connection with the information provided herein. All historical information regarding Aurora contained in the Offer and Circular, including all Aurora financial information and all pro forma financial information reflecting the pro forma effects of a combination of Aurora and Fronteer which are derived in part from Aurora’s financial information, has been derived from Aurora’s publicly available information. Any inaccuracy or material omission in Aurora’s publicly available information, including the information about or relating to Aurora and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating Aurora into Fronteer’s operations or adversely affect the operational plans or prospects of Fronteer or Aurora following Fronteer’s proposed acquisition of Aurora, or Fronteer’s business, assets, results of operations and condition (financial or otherwise) following such acquisition, if successful.

The market and listing for Common Shares may be affected

The purchase of any Common Shares by Fronteer under the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Common Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, it may be possible for Aurora to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any Province of Canada or any other jurisdiction in which it has an insignificant number of Shareholders. See Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSX. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. Additionally, to the extent permitted under applicable Laws and TSX rules, Fronteer intends to cause Aurora to apply to delist the Common Shares from the TSX as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Common Shares are delisted and Aurora ceases to be a “public corporation” for the purposes of the Tax Act, the Common Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Delisting can also have adverse tax consequences to Non-Resident Shareholders of the Common Shares, as described in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations — Qualified Investment Status”.

The issuance of a significant number of Fronteer Common Shares could adversely affect the market price of Fronteer Common Shares after the take up of Common Shares under the Offer

If all of the Common Shares are tendered to the Offer, a significant number of additional Fronteer Common Shares will be available for trading in the public market. Moreover, the overall increase in the number of Fronteer Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Fronteer Common Shares. The perceived risk of substantial sale of Fronteer Common Shares, as well as any actual sales of such Fronteer Common Shares in the public market, could adversely affect the market price of the Fronteer Common Shares.

Price and Volatility of Public Stock

The market price of securities of Fronteer has experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Fronteer. It may be anticipated that any market for Fronteer Common Shares will be subject to market trends generally and the value of Fronteer Common Shares on the TSX may be affected by such volatility.

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Aurora and Fronteer

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Fronteer is incorporated under the laws of the Province of Ontario, Canada, that Aurora is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, and that a majority of Fronteer’s officers and directors are residents of Canada and a majority of Aurora’s officers and directors are residents of Canada, that the Information Agent and Depositary, as well as some or all of the experts named in this Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of Fronteer and Aurora and of the above mentioned persons may be located outside of the United States. You may not be able to sue Fronteer, Aurora, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Fronteer, Aurora and their respective affiliates to subject themselves to a US court’s judgment.

Additional Risk Factors

In assessing the Offer, Shareholders should also carefully review the risks and uncertainties described in Fronteer’s Annual Information Form and its management’s discussion and analyses incorporated by reference herein and filed with certain Canadian securities regulatory authorities and Fronteer’s Annual Report on Form 40-F on file with the SEC. In addition, Aurora may be subject to risks and uncertainties that may or may not be applicable or material to Fronteer at the present time, but that may apply to Fronteer following its acquisition of Aurora, if successful. Risk factors relating to Aurora can be found in Aurora’s most recent annual information form and management’s discussion and analysis filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

8.	Source of Offered Consideration

Fronteer will issue Fronteer Common Shares to or for the account of Shareholders who tender their Common Shares under the Offer. Fractional Fronteer Common Shares will not be issued. Where a Shareholder is entitled to receive Fronteer Common Shares as consideration under the Offer and the aggregate number of Fronteer Common Shares to be issued to such Shareholder would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by or for the account of such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. Cash will not be paid in lieu of any fractional Fronteer Common Shares in any circumstances whatsoever.

Fronteer will pay certain expenses associated with the Offer including, without limitation, Fronteer’s legal fees, accounting fees, fees of other advisors, fees and expenses payable to the Information Agent and Depositary, the TSX and the Alternext in connection with the additional listing of the Fronteer Common Shares to be issued as consideration for Common Shares deposited under the Offer, regulatory filing fees and printing and mailing costs.

9.	Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information

The tables set out below include a summary of (i) Fronteer’s historical consolidated financial information as at and for the fiscal years ended December 31, 2007 and 2006 and as at and for the nine month periods ended September 30, 2008 and 2007, (ii) Aurora’s historical financial information as at and for the fiscal years ended December 31, 2007 and 2006, and (iii) unaudited pro forma condensed consolidated financial information for Fronteer as at and for the nine-month period ended September 30, 2008 and for the fiscal year ended December 31, 2007. The historical financial information of Fronteer as at and for the fiscal years ended December 31, 2007 and 2006 has been derived from Fronteer’s audited consolidated financial statements, and the historical financial information of Fronteer as at and for the nine month periods ended September 30, 2008 and 2007 has been derived from Fronteer’s unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The historical financial information for Aurora as at and for the fiscal years ended December 31, 2007 and 2006 has been derived from Aurora’s audited financial statements, which are available on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma condensed consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma condensed consolidated financial statements were derived.

The summary unaudited pro forma condensed consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Fronteer and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma condensed consolidated financial statement information for Fronteer gives effect to the proposed acquisition of Aurora as if such acquisition had occurred as at September 30, 2008 for the purposes of the pro forma condensed consolidated balance sheet information and as at January 1, 2007 for the purposes of the pro forma condensed consolidated statements of operations for the fiscal year ended December 31, 2007 and the nine-month period ended September 30, 2008. In preparing the unaudited pro forma condensed consolidated financial statement information, management of Fronteer has made certain assumptions that affect the amounts reported in the unaudited pro forma condensed consolidated financial statement information. The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of Fronteer to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Fronteer, the significant accounting policies of Aurora conform in all material respects to those of Fronteer. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma condensed consolidated financial statement information. The unaudited pro forma condensed consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Fronteer and accompanying notes included in Schedule “A” to the Offer and Circular.

Summary of Consolidated Financial Information of Fronteer
(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Fiscal Year Ended				Nine Months Ended
	December 31				September 30
	2007		2006		2008		2007

Consolidated Statement of Operations Data
Revenue	$	Nil	$	Nil	$	Nil	$	Nil

Operating expenses		(17,946)		(6,930)		(14,003)		(13,787)
Other income (expense)		42,689		20,947		217		(638)
Tax expense (recovery)		4,368		(999)		(1,116)		74
Net income (loss) for the period		20,375		15,012		(12,670)		(14,499)
		0.29,		0.27,		(0.15),		(0.22),
Income (loss) per share — basic, diluted		0.28		0.25		(0.15)		(0.22)

	As at December 31		As at September 30
	2007	2006	2008	2007

Consolidated Balance Sheet
Cash and cash equivalents	$99,039	$40,392	$87,464	$101,831
Other current assets	1,465	4,322	1,624	2,973
Capital assets, net	1,237	309	1,622	1,169
Assets held for sale	9,392	1,331	Nil	4,146
Reclamation bonds	1,797	Nil	3,384	1,780
Interests in equity investments	89,654	37,508	88,744	47,212
Mineral interests	223,853	18,450	231,848	219,781
Total assets	$426,437	$102,311	$414,686	$378,891

Current liabilities	$3,602	$1,375	$3,840	$2,697
Long-term liabilities	55,986	1,572	54,405	50,719
Shareholders’ equity	366,850	99,364	356,441	325,475
Total liabilities and shareholders’ equity	$426,437	$102,311	$414,686	$378,891

Common shares outstanding (thousands)	83,176	60,970	83,226	83,040

Summary of Financial Information of Aurora
(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Fiscal Year Ended
	December 31
	2007		2006

Consolidated Statement of Operations Data
Revenue	$	Nil	$	Nil

Operating expenses		(11,080)		(13,998)
Other income		2,214		1,010
Tax expense (recovery)		(1,451)		(417)
Net loss for the period		(7,415)		(12,572)
Loss per share — basic and diluted		(0.11)		(0.23)

	As at December 31
	2007	2006

Consolidated Balance Sheet
Cash and cash equivalents	$131,095	$53,138
Other current assets	2,580	537
Capital assets, net	1,802	403
Mineral interests	56,710	22,341
Total assets	$192,187	$76,419

Current liabilities	$3,777	$1,289
Long term liabilities	3,531	560
Shareholders’ equity	184,879	74,571
Total liabilities and shareholders’ equity	$192,187	$76,419

Common shares outstanding (thousands)	73,147	65,504

Summary of Unaudited Pro Forma Condensed Consolidated Financial Information of Fronteer
(Expressed in Canadian dollars)
(All dollar amounts are in thousands, except per share data)

	Nine Months	Fiscal Year
	Ended	Ended
	September 30	December 31
	2008	2007

Pro forma Condensed Consolidated Statement of Operations
Revenue	$ Nil	$ Nil

Operating expenses	(20,362)	(35,164)
Other income	4,252	6,088
Income tax recovery	1,657	2,373
Net loss for the period	(14,453)	(26,703)
Loss per share — basic and diluted	(0.12)	(0.23)

As at September 30
2008

Pro forma Condensed Consolidated Balance Sheet
Cash and cash equivalents	$196,737
Accounts receivable and other current assets	4,087
Property, plant and equipment	3,375
Reclamation bond	3,384
Interests in Turkish Properties	13,125
Exploration properties and deferred exploration expenditures	283,476
Total assets	$504,184

Current liabilities	$9,464
Long-term liabilities	50,580
Shareholders’ equity	444,140
Total liabilities and shareholders’ equity	$504,184

10.	Certain Information Concerning Fronteer and its Shares

Authorized and Outstanding Share Capital

The authorized share capital of Fronteer consists of an unlimited number of Fronteer Common Shares. As of January 22, 2009, there were 83,551,050 Fronteer Common Shares issued and outstanding. As of January 22, 2009, stock options to acquire an additional 5,763,500 Fronteer Common Shares, were outstanding. Assuming the exercise of all of the outstanding stock options, the issued and outstanding Fronteer Common Shares on a fully diluted basis would be, as of January 22, 2009, 89,314,550 Fronteer Common Shares.

Holders of Fronteer Common Shares are entitled to receive notice of any meetings of shareholders of Fronteer, and to attend and to cast one vote per Fronteer Common Share at all such meetings. Holders of Fronteer Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Fronteer Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Fronteer Common Shares are entitled to receive on a pro rata basis such dividends on such Fronteer Common Shares, if any, as and when declared by the board of directors of Fronteer at its discretion from funds legally available therefor and, upon liquidation, dissolution or winding up of Fronteer, are entitled to receive on a pro rata basis the net assets of Fronteer after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Fronteer Common Shares with respect to dividends or liquidation. The Fronteer Common Shares do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

Details concerning the stock options of Fronteer are set out in Fronteer’s Annual Information Form and its most recent management’s discussion and analysis for the nine month period ended September 30, 2008, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following table sets forth the number of currently outstanding Fronteer Common Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of Fronteer attached as Schedule “A” hereto.

Pro Forma Fronteer Common Shares Outstanding and Ownership

			% Upon
	# of Fronteer		Completion of
	Common Shares		the Offer

Fronteer Common Shares Outstanding
Existing Fronteer Shareholders (as of January 22, 2009)	83,551,050		69.85%
Fronteer Common Shares to be Issued in Offer to
Existing Aurora Shareholders (as of November 6, 2008)	36,057,938	(1)	30.15%
TOTAL:	119,608,988		100%

(1)	Assumes all Common Shares other than those beneficially owned directly or indirectly by Fronteer are deposited under the Offer and further assumes the exercise of all outstanding Options of Aurora that have an exercise price of $2.99 or less per Common Share as of November 1, 2008 (being 1,354,000 Common Shares issuable upon the assumed exercise of Options).

Consolidated Capitalization

The following table sets forth Fronteer’s consolidated capitalization as at September 30, 2008, adjusted to give effect to any material changes (if any) in the share capital of Fronteer since September 30, 2008, the date of Fronteer’s most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma condensed consolidated financial statements and notes attached hereto, the unaudited consolidated financial statements of Fronteer as at and for the nine month period ended September 30, 2008, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

		As at September 30,
		2008 After
	As at September 30,	Giving Effect to
	2008	the Offer
	(in Cdn dollars)	(in Cdn dollars)

Fronteer Common Shares	$320,724,101	$408,422,743
Contributed surplus	23,075,106	23,075,106
Retained earnings	12,641,811	12,641,811
Total capitalization	356,441,018	444,139,660

(1)	Assumes all Common Shares other than those beneficially owned directly or indirectly by Fronteer are deposited under the Offer and further assumes the exercise of all outstanding Options of Aurora that have an exercise price of $2.99 or less per Common Share as of September 30, 2008 (being 1,344,000 Common Shares issuable upon the assumed exercise of Options). See “Authorized and Outstanding Share Capital” above.

Distributions of Fronteer Common Shares

Except as listed below, there have been no Fronteer Common Shares issued by Fronteer in the 12-month period preceding the date of the Offer.

			Number of
			Fronteer
Date of			Common Shares
Issuance	Description	Price	Issued

February 25, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$3.26 weighted average exercise price (“WAEP”)	5,800
February 27, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$3.26 WAEP	16,000
March 3, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$3.26 WAEP	8,200
June 17, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$1.60 WAEP	20,000
October 16, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$0.84 WAEP	300,000
December 9, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$0.90 WAEP	15,000
December 23, 2008	Issuance of Fronteer Common Shares upon the exercise of options	$1.20 WAEP	10,000

Dividend and Dividend Policy

There are no restrictions which prevent Fronteer from paying dividends. Fronteer has not paid any dividends on its outstanding Fronteer Common Shares since the date of its incorporation. The board of directors of Fronteer, from time to time, on the basis of many factors, including Fronteer’s earnings, operating results, financial condition and anticipated cash needs may consider paying dividends in the future when its operational circumstances permit.

Price Range and Trading Volumes of the Fronteer Common Shares

The Fronteer Common Shares are listed and posted for trading on the TSX and the Alternext under the symbol “FRG”. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Fronteer Common Shares on the TSX and the Alternext.

	TSX			Alternext
	High	Low	Volume	High	Low	Volume
	(Cdn$)			(US$)
2009
January 1 to January 22	$2.95	$2.18	6,022,471	$2.53	$1.70	6,597,068

2008
December	$3.47	$1.97	5,516,968	$3.10	$1.55	7,164,480
November	$2.90	$1.55	2,502,850	$2.48	$1.22	3,417,022
October	$3.17	$1.80	3,823,101	$2.95	$1.50	6,627,139
September	$3.60	$1.93	6,048,283	$3.45	$1.80	7,770,852
August	$3.79	$2.54	2,779,495	$3.68	$2.40	6,301,543
July	$5.68	$3.42	6,902,859	$5.63	$3.35	7,328,981
June	$5.44	$4.54	3,030,820	$5.30	$4.50	6,518,649
May	$5.94	$3.57	4,789,879	$6.03	$3.50	7,721,440
April	$5.79	$3.71	6,788,512	$5.75	$3.70	7,500,159
March	$9.19	$4.33	7,856,500	$9.33	$4.26	8,050,959
February	$9.60	$7.61	5,474,131	$9.83	$7.55	5,285,227
January	$11.50	$7.65	6,648,800	$11.50	$6.58	8,695,584

Source: TSX Datalinks, LexisNexis Sunguard and www.NYSE.com.

The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares on the TSX of $0.97, based on a closing price of $3.13 per Fronteer Common Share on the TSX on that same date, which was the last trading day prior to Fronteer’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 96% based on the respective volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.

Fronteer owns and controls an aggregate of approximately 42% of the issued and outstanding Common Shares. In addition, pursuant to Lock-Up Agreements entered into with each of Amber, Eastbourne and MacKenzie, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing in the aggregate 19,234,700 Common Shares or approximately 26% of the issued and outstanding Common Shares. See Section 4 of the Circular, “Agreements Relating to the Offer”.

11.	Documents Incorporated by Reference

The following documents of Fronteer, filed with the various securities commissions or similar regulatory authorities in certain of the Provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

(a)	the Annual Information Form for the fiscal year ended December 31, 2007 dated March 27, 2008;

(b)	the management information circular of Fronteer dated March 14, 2008 prepared in connection with the annual meeting of shareholders of Fronteer held on May 6, 2008;

(c)	the audited consolidated financial statements of Fronteer and the notes thereto as at December 31, 2007 and 2006 and for each of the fiscal years ended December 31, 2007 and 2006, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto;

(d)	the comparative unaudited consolidated financial statements of Fronteer and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with the management’s discussion and analysis relating thereto;

(e)	material change report of Fronteer dated February 6, 2008 regarding the execution of a letter of intent by Fronteer relating to its Northumberland and Sandman projects;

(f)	material change report of Fronteer dated February 25, 2008 regarding the increase in reserves at Aurora’s Michelin uranium deposit;

(g)	material change report of Fronteer dated February 25, 2008 regarding the increase in Aurora’s total resource estimates and expansion of new projects in coastal Labrador;

(h)	material change report of Fronteer dated April 18, 2008 regarding effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder;

(i)	material change report of Fronteer dated June 5, 2008 regarding the increase in deposit size and significance of Fronteer’s Northumberland project;

(j)	material change report of Fronteer dated August 8, 2008 regarding the reclassification of certain mineral resources located at Fronteer’s Northumberland project;

(k)	material change report of Fronteer dated September 24, 2008 regarding the completion of earn-in at Fronteer’s Long Canyon gold project; and

(l)	material change report of Fronteer dated December 29, 2008 regarding Fronteer’s announcement of its intention to make the Offer for Aurora.

Information has been incorporated by reference in the Offer and Circular from documents filed with certain securities commissions or similar regulatory authorities in Canada and the United States. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Fronteer at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 or Telephone: 604-632-4677 or may be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. To the extent that any document or information incorporated by reference into the Offer and Circular is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-8 covering the Fronteer Common Shares to be issued pursuant to the Offer. Fronteer’s US filings are electronically available on EDGAR and may be accessed at www.sec.gov.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, annual information forms, information circulars and business acquisition reports filed by Fronteer with securities commissions or similar regulatory authorities in the Provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Other than the announcement of the Offer, Fronteer is not aware of any information that indicates any material change in the affairs of Fronteer since the date of the last published financial statements of Fronteer. In connection with the preparation of the information contained in this Offer and Circular, a review of Fronteer’s unaudited interim consolidated financial statements for the nine month periods ended September 30, 2008 and 2007 was undertaken as required by applicable securities Laws.

Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Fronteer’s website, www.fronteergroup.com, or any other website does not form part of the Offer and Circular. All such references to Fronteer’s website are inactive textual references only.

12.	Ownership of and Trading in Shares of Aurora

Other than as disclosed below, none of Fronteer or any of its directors or officers or, to the knowledge of Fronteer after reasonable enquiry: (a) any associate or affiliate of such directors or officers, (b) any person or company holding more than 10% of any class of equity securities of Fronteer or its associates or affiliates, (c) any other insider of Fronteer, or (d) any associate, affiliate or person or company acting jointly or in concert with Fronteer, beneficially owns, directly or indirectly, or exercises control or direction over any of the securities of Aurora.

The following table sets out the approximate number of Common Shares, Options and other securities of Aurora that Fronteer and each director and officer of Fronteer and, to the knowledge of Fronteer after reasonable enquiry, each of the other persons and companies referred to in the foregoing paragraph, beneficially owns, directly or indirectly, or exercises control or direction over at the date of the Offer.

	Number of	% of Outstanding
Name	Securities Held	Class

Fronteer	30,947,336 Common Shares	42.26%
	Nil Options	n/a
Oliver Lennox-King	150,200 Common Shares	0.20%
	670,000 Options	12.43%
Mark O’Dea(1)	12,900 Common Shares	0.01%
	869,600 Options	16.13%
Donald McInnes	8,300 Common Shares	0.01%
	Nil Options	n/a
George Bell	Nil Common Shares	n/a
	Nil Options	n/a
Lyle R. Hepburn	Nil Common Shares	n/a
	Nil Options	n/a
Jo Mark Zurel	Nil Common Shares	n/a
	Nil Options	n/a
Scott Hand	30,000 Common Shares	0.04%
	Nil Options	n/a
Sean Tetzlaff	Nil Common Shares	n/a
	377,500 Options	7.00%
Christopher Lee	1,300 Common Shares	<0.01%
	150,000 Options	2.78%
James Lincoln	10,000 Common Shares	0.01%
	230,000 Options	4.27%
Ian Cunningham-Dunlop	Nil Common Shares	n/a
	200,000 Options	3.71%

(1)	11,900 Common Shares are held directly by Mark O’Dea; the remaining 1,000 Common Shares are held indirectly through O’Dea Investment Trust.

To the knowledge of Fronteer, no persons beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights associated with the issued and outstanding Common Shares, other than the following:

	Type of	Number of	% of the
	Ownership	Common	Outstanding
Name of Shareholder	or Control	Shares Held	Common Shares

Fronteer	Direct Ownership	30,947,336	42.26%
Eastbourne Capital Management, LLC	Direct Ownership	8,589,800(1)	11.72%

(1)	Eastbourne has entered into a Lock-Up Agreement with Fronteer pursuant to which it has agreed to tender its Common Shares to the Offer, subject to certain exceptions. See Section 4 of the Circular, “Agreements Relating to the Offer”.

To the knowledge of Fronteer based on insider reports publicly filed by directors and officers of Aurora on SEDI, as of January 19, 2009 the directors and officers of Aurora and its subsidiaries as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 230,900 Common Shares, representing approximately 0.3% of the outstanding Common Shares.

Except as set forth below, during the twelve-month period preceding the date of the Offer, no Common Shares have been traded by Fronteer or any of its directors or officers, or, to the knowledge of Fronteer and Fronteer’s directors and officers after reasonable inquiry: (a) any associate or affiliate of a director or officer of Fronteer; (b) any person or company holding more than 10% of any class of equity securities of Fronteer or its associates or affiliates; (c) any other insider of Fronteer; or (d) any associate, affiliate or person or company acting jointly or in concert with Fronteer.

		No. of	No. of
		Common Shares	Common Shares	Average Price per
Name of Individual	Date of Trade	Purchased	Sold	Common Share

Oliver Lennox-King	April 16, 2008	100,200	n/a		$4.02
Christopher Lee	May 8, 2008	1,300	n/a		$3.92
	April 2, 2008	10,000	n/a		$5.25
Scott Hand	August 27, 2008	10,000	n/a		$2.40
James Lincoln	January 22, 2008	1,000	n/a	US$	9.80
	April 10, 2008	2,000	n/a		$3.85
	September 5, 2008	1,000	n/a		$1.98
	September 8, 2008	2,000	n/a		$2.05
Mark O’Dea	January 2, 2008(1)	5,500	n/a		$3.60
	January 2, 2008	n/a	5,500		$13.74
	January 3, 2008(1)	14,000	n/a		$3.60
	January 3, 2008	n/a	14,000		$13.75
	January 8, 2008(1)	2,000	n/a		$3.60
	January 8, 2008	n/a	2,000		$13.65
	January 22, 2008	1,000(2)	n/a		$9.50
	April 10, 2008	4,000	n/a		$3.85
	April 10, 2008	7,900	n/a		$3.87

(1)	The Common Shares were acquired upon the exercise of Options.

(2)	The Common Shares are held indirectly through O’Dea Investment Trust.

To the knowledge of Fronteer after reasonable enquiry, the following directors and officers of Fronteer, associates and affiliates of such directors and officers, persons or companies holding more than 10% of any class of securities of Fronteer and its associates and affiliates, other insiders of Fronteer, and associates, affiliates and persons and companies acting jointly or in concert with Fronteer, have accepted or intend to accept the Offer:

	Number of	% of Outstanding
Name	Common Shares	Common Shares

Oliver Lennox-King	150,200	0.20%
Mark O’Dea(1)	12,900	0.02%
Donald McInnes	8,300	0.01%
Scott Hand	30,000	0.04%
Christopher Lee	1,300	<0.01%
James Lincoln	10,000	0.01%

(1)	11,900 Common Shares are held directly by Mark O’Dea; the remaining 1,000 Common Shares are held indirectly through O’Dea Investment Trust.

13.	Commitments to Acquire Shares of Aurora

Except pursuant to the Offer and the Lock-Up Agreements, neither Fronteer nor any of its directors or officers or, to the knowledge of Fronteer, after reasonable enquiry, any associate or affiliate of any such director or officer, any person or company holding more than 10% of any class of equity securities of Fronteer or its associate or affiliate, any other insider of Fronteer, or any person or company acting “jointly or in concert” with Fronteer or its associate or affiliate, has entered into any commitments to acquire any equity securities of Aurora, except as otherwise disclosed in the Offer and Circular.

14.	Arrangements, Agreements or Understandings

Except for the Lock-Up Agreements (described above under Section 4 of the Circular, “Agreements Relating to the Offer”) or as otherwise disclosed in the Offer and Circular, there are (a) no agreements, commitments or understandings made or proposed to be made between Fronteer and any of the directors or officers of Aurora; and (b) no agreements, commitments or understandings, formal or informal, between Fronteer and any securityholder of Aurora with respect to the Offer, or between Fronteer and Aurora or between Fronteer and any other person or company with respect to any securities of Aurora in relation to the Offer.

Each of Mark O’Dea and Sean Tetzlaff were previously employed by Aurora and, in connection with the prior termination of their employment, are entitled to or have received certain severance payments from Aurora. Mr. O’Dea is entitled to severance equal to six months’ of his prior Aurora annual salary ($255,000) and may be entitled to receive a bonus payment in respect of his prior employment with Aurora during a portion of 2008, at an amount to be determined by the Aurora Board of Directors. Mr. Tetzlaff received a total of $85,000 in severance payments, equal to six months’ of his prior Aurora annual salary. None of these payments are in relation to the Offer.

15.	Benefits from the Offer

To the knowledge of Fronteer, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or officer of Aurora, to any associate or affiliate of a director or officer of Aurora or to the knowledge of Fronteer, after reasonable enquiry, to any associate or affiliate of Aurora, any person or company holding more than 10% of any class of equity securities of Aurora or its associates or affiliates, to any other insider of Aurora or its associates or affiliates, or to any person or company acting “jointly or in concert” with Aurora, other than those that will accrue to Shareholders generally. Certain Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares that are not currently convertible into or exchangeable or exercisable for Common Shares may become convertible into or exchangeable or exercisable for Common Shares upon the completion of the Offer and certain officers or employees of Aurora may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

16.	Material Changes and Other Information Concerning Aurora

Fronteer has no information that indicates any material change in the affairs of Aurora has occurred since the date of the last published financial statements of Aurora, other than the making of this Offer by Fronteer and such other material changes as have been publicly disclosed by Aurora. Fronteer has no knowledge of any material fact concerning securities of Aurora that has not been generally disclosed by Aurora or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17.	Certain Information Concerning Aurora and its Shares

Authorized and Outstanding Capital

Based on publicly available information, the authorized share capital of Aurora is comprised of an unlimited number of Common Shares. As of November 6, 2008, based on the information contained in Aurora’s management’s discussion and analysis for the nine months ended September 30, 2008, there were 73,299,928 Common Shares issued and outstanding.

Fronteer understands that as at November 1, 2008, based on the information contained in Aurora’s management’s discussion and analysis and unaudited interim financial statements for the nine months ended September 30, 2008, Aurora had Options outstanding which, if exercised on that date, would give rise to the issuance of 5,389,668 Common Shares. As of September 30, 2008, Aurora disclosed that it had no outstanding warrants. Based exclusively on publicly available information, Fronteer understands that there are no other rights, agreements or commitments of any nature requiring the issuance, sale or transfer by Aurora of any Common Shares or any securities convertible into, or exchangeable or exercisable for, or that otherwise evidence a right to acquire any Common Shares.

Dividends and Dividend Policy

Based solely on publicly available information, Aurora has never declared or paid any dividends since the date of its incorporation and, as of September 30, 2008, no dividends had been declared or paid since the beginning of 2008 based on the information disclosed in Aurora’s unaudited interim financial statements for the nine months ended September 30, 2008. According to publicly available information, there are no restrictions that could prevent Aurora from paying dividends. Dividends, if any, are payable to holders of Common Shares out of profits and surplus available for dividends, on declaration by the Board of Directors from time to time.

Price Range and Trading Volumes of the Common Shares

The Common Shares of Aurora are listed and posted for trading on the TSX under the symbol “AXU”. The following table sets forth, for the periods indicated, the reported high and low daily prices and the aggregate volume of trading of the Common Shares on the TSX.

	TSX
	High	Low	Volume
	(Cdn$)

2009
January 1 to January 22	$2.27	$1.63	2,886,025

2008
December	$1.97	$0.84	7,371,087
November	$1.62	$0.90	739,323
October	$1.70	$0.83	2,723,827
September	$2.28	$1.30	2,451,563
August	$2.98	$2.14	2,481,157
July	$4.39	$2.77	3,888,077
June	$5.30	$3.31	10,607,967
May	$5.41	$3.35	9,039,453
April	$5.73	$3.26	13,360,429
March	$9.65	$5.13	4,591,217
February	$10.36	$7.75	3,578,979
January	$13.96	$7.97	4,052,504

Source: TSX Datalinks.

The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares on the TSX of $0.97, based on a closing price of $3.13 per Fronteer Common Share on the TSX on that same date, which was the last trading day prior to Fronteer’s announcement of its intention to make an Offer. The Offer also represents a premium of approximately 96% based on the respective volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.

Previous Purchases and Sales of Common Shares

Based solely on Aurora’s publicly available information, Fronteer believes that during the 12 months preceding the date of the Offer, Aurora has not purchased or sold any Common Shares or other securities (excluding Common Shares or other securities purchased or sold pursuant to the exercise of Options, warrants and other conversion rights).

Previous Distributions of Common Shares

Based solely on Aurora’s publicly available information, Aurora has made the following distributions of Common Shares during the five years preceding the date of the Offer:

		Distribution		Aggregate
		Price		Gross
Date	Distribution	Per Security		Proceeds
		(Cdn$)		(Cdn$)

December 31, 2007 to September 30, 2008	Issuance of 153,000 Common Shares pursuant to exercise of Options	$3.60	(1)	$550,800	(2)

December 31, 2006 to December 31, 2007	Issuance of 141,873 Common Shares pursuant to exercise of Common Share purchase warrants	$3.60	(1)	$510,730	(3)

December 31, 2006 to December 31, 2007	Issuance of 732,332 Common Shares pursuant to exercise of Options	$4.08	(1)	$2,987,915	(2)

November 27, 2007	Issuance of 6,018,600 Common Shares by way of a bought-deal financing and associated underwriter over-allotment option	$16.00		$96,297,600	(4)

December 31, 2005 to December 31, 2006	Issuance of 97,710 Common Shares pursuant to exercise of Common Share purchase warrants	$3.60	(1)	$351,756	(2)

December 31, 2005 to December 31, 2006	Issuance of 984,664 Common Shares pursuant to exercise of Options	$3.78	(1)	$3,722,030	(2)

October 5, 2006	Short-form prospectus offering and concurrent private placement of 2,679,438 Common Shares	$10.45		$28,000,127	(5)

April 5, 2006	Issuance of 1,041,667 Common Shares pursuant to exercise of underwriter over-allotment option granted by Aurora to the underwriters in connection with its March 22, 2006 initial public offering	$3.60		$3,750,001

March 22, 2006	Initial public offering of 6,944,444 Common Shares	$3.60		$24,999,998

June 17, 2005 and August 17, 2005	Issuance of 4,444,440 Class B Common Shares to Fronteer. These shares were converted into 1,111,110 Class A Common Shares on January 31, 2006(6)	$1.125		$4,999,995

June 8, 2005	Issuance of 10,000,000 Class A Common Shares to Fronteer and Altius Resources Inc.	$0.132		$1,315,294

(1)	Weighted average exercise price of exercised warrants or Options, as applicable, solely as disclosed in Aurora’s publicly available information on file with the Canadian securities regulators.

(2)	This number has been derived based upon Aurora’s publicly available information on file with the Canadian securities regulators. The aggregate amount of gross proceeds of the applicable distribution was not specifically disclosed by Aurora in its publicly available information.

(3)	The amount of aggregate proceeds received differs from the product obtained by multiplying the weighted average exercise price by the number of securities exercised, as disclosed by Aurora. The aggregate amount of gross proceeds was not specifically disclosed by Aurora in its publicly available information on file with the Canadian securities regulators.

(4)	Concurrent with the bought deal financing (and exercise of the associated underwriter’s over-allotment option), Aurora publicly disclosed that it issued 750,000 flow-through common shares at a price of $20.50 per flow-through common share. According to Aurora’s publicly available information on file with the Canadian securities regulators, the issuance of the Common Shares and flow-through common shares resulted in aggregate gross proceeds of $111,672,600. However, no allocation of this amount between the Common Shares and flow-through common shares was publicly disclosed by Aurora. The amount shown represents the product obtained by multiplying the distribution price per Common Share by the amount of Common Shares issued.

(5)	Concurrent with the prospectus offering and private placement of Common Shares, Aurora publicly disclosed that it issued 956,200 flow-through common shares at a price of $12.55 per flow-through common share. According to Aurora’s publicly available information on file with the Canadian securities regulators, the issuance of the Common Shares and flow-through common shares resulted in aggregate gross proceeds of $40 million. However, no allocation of this amount between the Common Shares and flow-through common shares was publicly disclosed by

Aurora. The amount shown represents the product obtained by multiplying the distribution price per Common Share by the amount of Common Shares issued.

(6)	Pursuant to articles of amendment of Aurora dated February 15, 2006, the Class A Common Shares were split on a 3:1 basis and the Class A Common Shares were renamed as the Common Shares. Further articles of amendment of Aurora were filed on February 17, 2006 to effect a share split of the Common Shares on a 1.584000158:1 basis.

18.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by Fronteer under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Fronteer under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of Common Shares from the TSX. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased under the Offer, it is possible the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted on the TSX and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Aurora remains subject to public reporting requirements in Canada and other factors. If permitted by applicable Laws, Fronteer intends to cause Aurora to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction.

After the purchase of the Common Shares under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Aurora may cease to be subject to the public reporting and proxy solicitation requirements of the NLCA and the securities Laws of certain Provinces of Canada. Furthermore, it may be possible for Aurora to request the elimination of the public reporting requirements of any Province or jurisdiction where a small number of Shareholders reside. In addition, Fronteer intends to cause Aurora to seek to obtain relief from its continuous disclosure obligations under applicable securities Laws pending the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Fronteer intends to cause Aurora to cease to be a reporting issuer under the securities Laws of each Province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it may have such obligations.

19.	Regulatory Matters

In connection with the Offer, the approval on terms satisfactory to Fronteer of various domestic and foreign regulatory authorities having jurisdiction over Fronteer or Aurora, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Except as discussed below, to the knowledge of Fronteer, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Fronteer for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Fronteer becomes aware of other requirements, it will make reasonable commercial efforts to obtain such approval at or prior to the Expiry Time, as such time may be extended.

Competition Laws

Based upon an examination of publicly available information relating to the business of Aurora, Fronteer does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, Fronteer cannot be assured that no such concerns will arise.

Canadian Securities Laws

The distribution of the Fronteer Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Fronteer Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian Provinces and Territories, Shareholders in such Provinces and Territories generally will be able to rely on statutory exemptions from such restrictions.

The Offer is an “insider bid” within the meaning of certain Canadian provincial securities legislation and MI 61-101, as Fronteer beneficially owns more than 10% of the Common Shares. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable securities regulatory authority and that a summary of the formal valuation and an outline of every prior valuation of the offeree issuer made within 24 months preceding the date of the Offer, including a description of the source and circumstances under which it was made, be included in the take-over bid circular in respect of the “insider bid” (collectively, the “Valuation Requirements”), subject to certain exemptions.

In accordance with Section 2.4(1)(b) of MI 61-101, Fronteer is exempt from the Valuation Requirements in the Provinces of Ontario and Québec on the basis that Fronteer and the Locked-Up Shareholders have, through arm’s length negotiations, entered into the Lock-Up Agreements and (i) pursuant to the Lock-Up Agreements, the Locked-Up Shareholders, which are not joint actors with Fronteer, have agreed, subject to certain conditions, to tender all of their Common Shares, collectively representing approximately 26% of the outstanding Common Shares, to the Offer and (ii) Eastbourne, one of the Locked-Up Shareholders, beneficially owns and controls approximately 11.7% of the outstanding Common Shares. In addition, in accordance with Section 2.4(1)(b) of MI 61-101, the consideration per Common Share offered under the Offer is at least equal in value to and in the same form as the consideration agreed to with the Locked-Up Shareholders and Fronteer has included the required disclosure in this Offer and Circular regarding the valuation exemption upon which Fronteer is relying and the facts supporting that reliance. Fronteer is not subject to valuation requirements in any other Province or Territory of Canada.

In addition, Fronteer reasonably believes, after reasonable inquiry, that at the time the Lock-Up Agreements were entered into:

(a)	the consideration was determined as a result of arm’s length negotiations;

(b)	the Locked-Up Shareholders had full knowledge and access to information concerning Aurora and its securities;

(c)	any factors peculiar to the Locked-Up Shareholders, including non-financial factors, that were considered relevant by the Locked-Up Shareholders in assessing the consideration did not have the effect of reducing the price that would otherwise have been considered acceptable by the Locked-Up Shareholders; and

(d)	Fronteer did not know of any material information in respect of Aurora or its securities that had not been generally disclosed and if generally disclosed, could have reasonably been expected to increase the agreed consideration.

Since the time the Lock-Up Agreements were entered into, Fronteer does not know, after reasonably inquiry, of any material information in respect of Aurora or its securities that has not been generally disclosed and if generally disclosed, could reasonably be expected to increase the consideration. To the knowledge of Fronteer and its directors and senior officers, after reasonable inquiry, no prior valuation (as such term is defined in MI 61-101) has been made in respect of Aurora in the last 24 months before the date of this Offer and Circular.

20.	Acquisition of Common Shares Not Deposited Under the Offer

It is Fronteer’s current intention that if it takes up and pays for Common Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Fronteer or an affiliate of Fronteer to acquire all remaining Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed, in particular if Fronteer acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer.

Compulsory Acquisition of Common Shares

If, within 120 days after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of Fronteer and its affiliates and associates (as such terms are defined in the NLCA) and Fronteer acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Fronteer intends, to the extent possible, to acquire those Common Shares (including Common Shares that are issued as a result of the exercise of outstanding

Options or other securities of Aurora that are convertible into or exchangeable or exercisable for Common Shares) which remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) (the “Dissenting Shareholders”) pursuant to the provisions of Part XV of the NLCA on the same terms and for the same consideration as the Common Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise such statutory right, Fronteer must send notice (the “Offeror’s Notice”) to each Dissenting Shareholder of such proposed acquisition within 60 days after the Expiry Time and within 180 days of the date of the Offer in accordance with Section 318 of the NLCA. If the Offeror’s Notice is sent to a Dissenting Shareholder under Part XV of the NLCA, Fronteer is entitled and bound to acquire all of the Common Shares of that Dissenting Shareholder that were involved in the Offer for the same consideration and on the same terms contained in the Offer unless the Dissenting Shareholder elects to demand payment of the fair value of his or her Common Shares by notifying Fronteer within 20 days after the Dissenting Shareholder receives the Offeror’s Notice. The Dissenting Shareholder must send his or her Common Shares to Aurora within 20 days after receiving the Offeror’s Notice. Within 20 days of sending the Offeror’s Notice, Fronteer shall pay or transfer to Aurora the amount or other consideration that Fronteer would have had to pay or transfer to the Dissenting Shareholder had the Dissenting Shareholder elected to accept the Offer. Any such amount or other consideration received by Aurora for the Common Shares is held by Aurora in trust for the Dissenting Shareholders and any amount is required to be paid into a separate account at a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation and, any other consideration so received, must be placed by Aurora in the custody of a bank or that other body corporate. If a Dissenting Shareholder has elected to demand payment of the fair value of his or her Common Shares, Fronteer may within 20 days after it has paid the money or transferred the other consideration to Aurora, apply to a court to fix the fair value of the Common Shares of the Dissenting Shareholder. If Fronteer does not apply to a court to fix the fair value within the prescribed time, the Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days. Pursuant to any such application, the court may fix the price and terms of payment for the Common Shares held by the Dissenting Shareholder and make such orders as the court considers appropriate. If the Dissenting Shareholder does not apply to a court within the prescribed time period, the Dissenting Shareholder is considered to have elected to transfer his or her Common Shares for the same consideration and on the same terms as the Offer. On receiving the copy of the Offeror’s Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Aurora will be required to register Fronteer as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to Fronteer and is qualified in its entirety by the provisions of Part XV of the NLCA. See Part XV of the NLCA, a copy of which is attached as Schedule “B” to this Circular, for the full text of the relevant statutory provisions. Part XV of the NLCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the NLCA should consult their legal advisors.

Subsequent Acquisition Transaction

If Fronteer takes up and pays for Common Shares validly deposited under the Offer and a Compulsory Acquisition is not available or Fronteer elects not to pursue a Compulsory Acquisition, Fronteer currently intends to take such action as is necessary or advisable, including causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Aurora and Fronteer and/or one or more affiliates of Fronteer, for the purpose of enabling Fronteer or an affiliate of Fronteer to acquire all remaining Common Shares not acquired by Fronteer under the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Fronteer’s current intention is that the consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

Provided that Fronteer owns at least 66 2/3% of the outstanding Common Shares on a fully diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully diluted basis pursuant to MI 61-101, as discussed below, Fronteer should own sufficient Common Shares to be able to effect such a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction may constitute a “business combination” within the meaning of MI 61-101 if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. Those methods of acquiring the remaining outstanding Common Shares may also be “related party transactions” within the meaning of MI 61-101, although MI 61-101 also provides an exemption from related party transaction requirements where the transaction is also a business combination. Fronteer expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. In connection with any Subsequent Acquisition Transaction, Fronteer intends to rely on the exemptions contained in Section 4.4(1)(d) of MI 61-101 (or, if such exemption is not available, to seek waivers pursuant to MI 61-101 exempting Aurora and Fronteer or one or more of its affiliates, as appropriate), in that:

(a)	the business combination in respect of Aurora will be effected by Fronteer or an affiliate of Fronteer following the formal bid constituted by Fronteer and will be in respect of the Common Shares that are the subject of the Offer and that were not acquired in the Offer;

(b)	the business combination will be completed no later than 120 days after the Expiry Date;

(c)	the consideration per Common Share paid by Fronteer in the business combination will be at least equal in value to and in the same form as the consideration per Common Share paid under the Offer;

(d)	the intent of Fronteer to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Circular; and

(e)	the Circular discloses that the expected tax consequences of the bid and the business combination may be different and discloses the reasonably foreseeable tax consequences of a Compulsory Acquisition and certain foreseeable types of business combination transactions.

See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”.

In addition, Fronteer may also rely on the exemption contained in Section 4.4(1)(b) of MI 61-101, which is comparable to the arm’s length negotiation exemption from the Valuation Requirements contained in Section 2.4(1)(b) of MI 61-101 in the context of an “insider bid”, discussed above under “Regulatory Matters — Canadian Securities Laws” in Section 19 of the Circular.

The approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares and the approval of a majority of the votes cast by “minority” Shareholders (including Common Shares tendered to the Offer by “minority” Shareholders) at a meeting duly called and held will be required to approve a Subsequent Acquisition Transaction. MI 61-101 requires that, in addition to any other required securityholder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” holders of the Common Shares must be obtained at a meeting held for such purpose unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities. If, however, following the Offer, Fronteer and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than (a) Fronteer (other than in respect of Common Shares acquired pursuant to the Offer as described below), (b) any “interested party” (within the meaning of MI 61-101), (c) certain “related parties” of Fronteer or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of Fronteer, affiliate or insider of Fronteer or any of their directors or senior officers and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. However, MI 61-101 also provides that Fronteer may treat Common Shares acquired under the Offer as “minority” Common Shares and vote them, or consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer (and for these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with Fronteer in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares.

Fronteer currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer, that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and believes that the required disclosure has been included in this Circular. Accordingly, Fronteer intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under MI 61-101, if following the Offer, Fronteer and its affiliates are the beneficial owners of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. If the relevant dissent procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share under the Subsequent Acquisition Transaction or the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Aurora will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Fronteer currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Fronteer’s ability to effect such a transaction, information hereafter obtained by Fronteer, changes in general economic, industry, political, social, regulatory or market conditions or in the business or prospects of Aurora or its assets, properties, results of operations or condition (financial or otherwise), or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Fronteer expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If Fronteer is unable to or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, Fronteer will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Aurora, or taking no actions to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Fronteer may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by Fronteer, which may vary from the price paid for Common Shares under the Offer. See Section 13 of the Offer, “Market Purchases”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

21.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Fronteer, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Common Shares pursuant to this Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 20 of this Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices and policies of the Canada Revenue Agency (“CRA”) published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Shareholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the Tax Act, nor does it apply to a Shareholder an interest in which is, or whose Common Shares are, a “tax shelter investment” as defined in the Tax Act or to a Shareholder to whom the “functional currency” reporting rules in Section 261 of the Tax Act apply. In addition, this summary does not address all issues relevant to Shareholders who acquired Common Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder and no representations with respect to the tax consequences to any particular Shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm’s length with Fronteer and Aurora, is not affiliated with Fronteer or Aurora, and holds Common Shares as capital property (a “Resident Shareholder”). Common Shares will generally be considered to be capital property to a Resident Shareholder unless the Resident Shareholder holds such Common Shares in the course of carrying on a business, or the Resident Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Shareholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat Common Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Shareholder in the taxation year in which such election is made, and in all subsequent taxation years, as capital property by making the irrevocable election permitted by Subsection 39(4) of the Tax Act.

Sale Pursuant to the Offer

A Resident Shareholder who disposes of Common Shares to Fronteer under the Offer in exchange for Fronteer Common Shares will be deemed to have disposed of the Common Shares under a tax-deferred “rollover” for proceeds of disposition equal to the Resident Shareholder’s aggregate adjusted cost base thereof immediately before the exchange and to have acquired the Fronteer Common Shares received in exchange therefor at an aggregate cost equal to such aggregate adjusted cost base, unless the Resident Shareholder chooses to report any portion of the capital gain or capital loss arising on such disposition in computing income for the year of disposition. The cost of Fronteer Common Shares acquired by the Resident Shareholder will be averaged with the adjusted cost base of any other Fronteer Common Shares held by the Resident Shareholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Fronteer Common Share held by such Resident Shareholder.

Taxation of Capital Gains and Capital Losses

If a Resident Shareholder chooses to report the capital gain (or capital loss) realized on the disposition, such capital gain (or capital loss) will be equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident Shareholder’s adjusted cost base of the Common Shares immediately before the exchange. The cost to the Resident Shareholder of the Fronteer Common Shares in such an event will be equal to the fair market value of the Common Shares immediately before the exchange.

A Resident Shareholder will be required to include one-half of the amount of any resulting capital gain (a “taxable capital gain”) in income, and will be required to deduct one-half of the amount of any resulting capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the exchange of the Common Shares may in certain circumstances be reduced by the amount of any dividends received or deemed to be received by it on such Common Shares. Similar rules may apply where a Common Share is exchanged by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Also, in certain circumstances a capital loss realized by a Resident Shareholder that is a corporation, trust or partnership on the exchange of the Common Shares may be suspended, in accordance with the loss suspension rules in the Tax Act. Resident Shareholders to whom any of these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Compulsory Acquisition of Common Shares

As described under Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition of Common Shares”, Fronteer may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. Provided that a Resident Shareholder does not receive any consideration other than Fronteer Common Shares, the tax consequences will be generally as set out under the subheading “Sale Pursuant to the Offer” above.

Pursuant to CRA’s current administrative practice, a Resident Shareholder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received (not including any interest awarded by the court). As a result, such a Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the manner and subject to the tax consequences discussed in greater detail under the subheading “Taxation of Capital Gains and Capital Losses” above.

A Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with a Compulsory Acquisition.

Resident Shareholders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”, if Fronteer does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Fronteer may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Fronteer may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. The rollover, as described under the subheading “Sale Pursuant to the Offer” above, may not be available in respect of a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Aurora and one of Fronteer’s affiliates pursuant to which Resident Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for Fronteer Common Shares. In those circumstances, such a holder would not realize a capital gain or capital loss as a result of the exchange of the Common Shares for the Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Common Shares to the holder immediately before the amalgamation.

Upon the redemption of Redeemable Shares, the holder would be deemed to have received a dividend (subject to the potential application of Subsection 55(2) of the Tax Act to holders of Redeemable Shares that are corporations, as discussed below) equal to the amount by which the fair market value of the Fronteer Common Shares received exceeds the paid up capital of the Redeemable Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend in the circumstances described above, all or part of the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Shareholder’s capital gain or capital loss. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A Resident Shareholder that is a private corporation or a subject corporation will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Redeemable Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

In the case of a Resident Shareholder that is an individual, dividends deemed to be received as a result of a redemption of Redeemable Shares will be included in computing the Resident Shareholder’s income for the taxation year. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for “eligible dividends”. There can be no assurance that any deemed dividend will be an eligible dividend.

Qualified Investment Status

As described under Section 18 of this Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX following the completion of the Offer. Resident Shareholders are cautioned that, if the Common Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX) and Aurora ceases to be a “public corporation” for purposes of the Tax Act, Common Shares held following the completion of the Offer will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts.

Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm’s length with Fronteer and Aurora, is not affiliated with Fronteer or Aurora, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business carried on in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is a non-resident insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as defined in the Tax Act.

Sale Pursuant to the Offer

A Non-Resident Shareholder who exchanges Common Shares for Fronteer Common Shares will generally be subject to the same income tax considerations as those discussed above with respect to Resident Shareholders, except that if a Non-Resident Shareholder chooses to report a capital gain or capital loss on the exchange of such shares, the Non-

Resident Shareholder will not be subject to tax under the Tax Act unless the Common Shares are “taxable Canadian property” to the Non-Resident Shareholder.

A Common Share listed on a designated stock exchange (which includes the TSX) generally will not be taxable Canadian property to a Non-Resident Shareholder unless at any time during the five-year period immediately preceding the disposition of such Common Share the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the shares of any class or series of Aurora. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder’s income for purposes of the Tax Act provided that the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Compulsory Acquisition of Common Shares

As described under Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition of Common Shares”, Fronteer may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. Provided that a Non-Resident Shareholder does not receive any consideration other than Fronteer Common Shares, the tax consequences will be generally as set out under the subheading “Sale Pursuant to the Offer” above. A Non-Resident Shareholder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition. A Non-Resident Shareholder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition unless the Common Shares constitute treaty-protected property. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading “De-listing of Common Shares” below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm’s length with the payor at the time of such payment or credit and the interest is not “participating debt interest”, as defined in the Tax Act.

Non-Resident Shareholders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Subsequent Acquisition Transaction

As described under Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”, if Fronteer does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Fronteer may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares. The tax treatment of such a transaction to a Non-Resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a signatory. In addition, if the Common Shares are not listed on a designated stock exchange at the time of disposition, the notification and (unless the Common Shares are treaty-protected property) withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm’s length with the payor at the time of such payment or credit and the interest is not “participating debt interest”, as defined in the Tax Act.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

De-listing of Common Shares

As described under Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Non-Resident Shareholder is cautioned that if the Common Shares are not listed on a designated stock exchange at the time they are disposed of: (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty to which Canada is a signatory; (c) the Non-Resident Shareholder will be required to file a Canadian income tax return in respect of such disposition unless such disposition is an “excluded disposition” for purposes of Section 150 of the Tax Act; and (d) the notification and (unless the Common Shares are treaty-protected property) withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder. If the withholding provisions of Section 116 of the Tax Act apply, Fronteer may be required to deduct and withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General on behalf of the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

22.	Certain United States Federal Income Tax Considerations

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any US federal tax issue is not intended or written to be used, and it cannot be used by a US Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Offer and Circular. Each US Holder should seek US federal tax advice, based on the US Holder’s particular circumstances, from an independent tax advisor.

Scope of this Disclosure

The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the “Acquisition”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Acquisition. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Acquisition to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences of the Acquisition.

Authorities

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), temporary, proposed, and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), in each case as in effect and available as of the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-US Tax Convention are also subject to various interpretations, and there can be no guarantee that the IRS or the US courts will agree with the tax consequences described in this summary.

US Holder

For purposes of this summary, a “US Holder” is a beneficial owner of Common Shares (or, following the completion of the Acquisition, a beneficial owner of Fronteer Common Shares) that holds such shares as capital assets, and that, for US federal income tax purposes, is:

•	an individual who is a citizen or resident of the US for US federal income tax purposes;

•	a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia;

•	an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or

•	a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for US federal income tax purposes) beneficially owns Common Shares (or, following the completion of the Acquisition, Fronteer Common Shares), the US federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Common Shares (or, following the completion of the Acquisition, Fronteer Common Shares) should consult their own tax advisors as to the US federal, state and local, and foreign tax consequences of the Acquisition and the ownership and disposition of Fronteer Common Shares received pursuant to the Acquisition.

Non-US Holders

For the purposes of this summary, a “non-US Holder” is a beneficial owner of Common Shares (or, following the completion of the Acquisition, Fronteer Common Shares) other than a US Holder. This summary does not address the US federal income tax consequences of the Acquisition or the ownership and disposition of Fronteer Common Shares received pursuant to the Acquisition to non-US Holders of Common Shares, and such non-US Holders are accordingly urged to consult their own tax advisors regarding the potential US federal income tax consequences to them of the Acquisition and ownership and disposition of Fronteer Common Shares received pursuant to the Acquisition, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the US federal income tax consequences of certain transactions effectuated prior or subsequent to, or concurrently with, the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

•	any exercise of any warrant, option or other right to acquire Common Shares;

•	any conversion of any warrant, option or other right to acquire Common Shares into a right to acquire Fronteer Common Shares;

•	any conversion into Common Shares of any notes, debentures or other debt instruments; and

•	any transaction, other than the Acquisition, in which Common Shares or Fronteer Common Shares are acquired.

Persons Not Addressed

The US federal income tax consequences to the following persons (including persons who are US Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the US federal income tax consequences to them of the Acquisition and ownership and disposition of Fronteer Common Shares received pursuant to the Acquisition:

•	Aurora and Fronteer;

•	persons that acquired Common Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•	persons that hold warrants, notes, debentures or other debt instruments in Aurora;

•	persons having a functional currency for US federal income tax purposes other than the US dollar;

•	persons that hold Common Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•	US expatriates and former long-term residents of the US;

•	persons subject to the alternative minimum tax;

•	persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Aurora (or, following the completion of the Acquisition, US Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Fronteer);

•	persons who own their Common Shares other than as a capital asset as defined in the Code; and

•	other persons that may be subject to special US federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method.

US Estate and Gift Taxes, State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address US estate or gift tax consequences, US state or local tax consequences, or the tax consequences of the Acquisition in jurisdictions other than the US.

Particular Circumstance of any Particular US Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to US federal income tax issues, of any particular US Holder. US Holders should consult their own tax advisors regarding the US federal income tax consequences of the Acquisition to them in light of their particular circumstances.

Exchange Pursuant to the Acquisition

As of the date of this Circular, Fronteer expects that the Acquisition may constitute a taxable disposition of Common Shares by US Holders rather than a Reorganization (as defined below). Subject to the PFIC (as defined below) rules discussed below, if the Acquisition constitutes a taxable disposition of Common Shares by US Holders, it will result in the following US federal income tax consequences:

•	a US Holder of Common Shares will recognize gain or loss equal to the difference between (i) the fair market value of Fronteer Common Shares or the US dollar value of the Canadian currency received by the US Holder and (ii) the US Holder’s adjusted tax basis in the Common Shares surrendered in connection with the Acquisition;

•	the aggregate tax basis of Fronteer Common Shares received by a US Holder of Common Shares in the Acquisition will be equal to the aggregate fair market value of Fronteer Common Shares at the time they are received; and

•	the holding period of Fronteer Common Shares received by a US Holder in the Acquisition will begin on the day after they are received.

The gain or loss described above generally will be capital gain or loss, and will be long-term capital gain or loss if the Common Shares have been held for more than one year, subject to the discussion below regarding PFICs. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

There is a possibility that the Acquisition may qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”). Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and on the application of complex US federal income tax laws. Fronteer has not determined how any Subsequent Acquisition Transaction would be structured and, as of the date of this Circular, Fronteer does not expect that the US federal income tax consequences to US Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganization are complex, and each US Holder should consult its own tax advisor regarding these requirements. If the Acquisition qualifies as a Reorganization, then US Holders who exchange their Common

Shares for Fronteer Common Shares in the Acquisition should not recognize any gain or loss on the exchange and the tax basis of the Fronteer Common Shares received in the exchange should be equal to the basis of their Common Shares.

Dissenting US Holders

A US Holder who exercises any available dissent or appraisal rights from the Acquisition will recognize gain or loss on an exchange of the US holder’s Common Shares for cash in an amount equal to the difference between (a) the US dollar value of the Canadian currency received (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the US holder’s adjusted tax basis in its Common Shares.

Treatment of Aurora as a PFIC

A non-US corporation is classified as a “passive foreign investment company” (a “PFIC”) for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for US federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a US Holder has held shares of the corporation, the corporation may continue to be classified as a PFIC for any subsequent taxable year in which the US Holder continues to hold the shares even if the corporation’s income and assets are no longer passive in nature. For purposes of the PFIC provisions, passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC, a non-US corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% (by value) stock interest. In addition, if a non-US corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, a US Holder may be treated as if it owned the shares of the other foreign corporation directly for purposes of the PFIC rules. Based on its income and assets reported in its most recent financial statements, Aurora is likely a PFIC.

Consequences if Aurora is Classified as a PFIC

If Aurora is classified as a PFIC, a US Holder of Common Shares may be subject to special, adverse tax rules in respect of the Acquisition.

Under the PFIC rules:

•	the Acquisition will be treated as a taxable exchange even if the transaction qualifies as a Reorganization, unless Fronteer is also considered a PFIC for the taxable year in which the Acquisition occurs;

•	any gain on the Common Shares realized in the Acquisition will be allocated rateably over the US Holder’s holding period for the Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Aurora was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the prior taxable years during which Aurora was a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which Aurora was a PFIC, which interest charge is not deductible by non-corporate US Holders.

A US Holder that has made a “qualified electing fund” (“QEF”) election under Section 1295 of the Code or a “mark-to-market” election under Section 1296 of the Code may not be subject to the PFIC rules described above. See “Treatment of Fronteer as a PFIC” below, for a description of those elections. To be considered timely for this purpose, a QEF election must be made for the first tax year in the US Holder’s holding period in which Aurora qualified as a PFIC (or a deemed sale election must be made, as described below).

If a US Holder fails to timely make a QEF election for the first tax year in the US Holder’s holding period in which the PFIC qualifies as a PFIC, the US Holder may be able to make a retroactive QEF election after the due date for the original QEF election if the US Holder reasonably believed that as of the election due date, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and filed a Protective Statement (as described below) with respect to the foreign corporation, applicable to the retroactive election year, in which the shareholder described the basis for its reasonable belief and extended the periods of limitations on the assessment of PFIC related taxes with respect to the foreign corporation for all taxable years of the shareholder to which the Protective Statement applies. A “Protective Statement” is a statement executed under penalties of perjury by the US Holder that contains, among other things, a description of the shareholder’s basis for its reasonable belief that the foreign corporation was not a PFIC for its taxable year that ended with or within the shareholder’s first taxable year to which the Protective Statement applies. A shareholder that has not satisfied the foregoing requirements for a retroactive QEF election may request the consent of the IRS to make a retroactive election for a taxable year of the shareholder provided the shareholder reasonably relied on a qualified tax professional who failed to identify the corporation as a PFIC or failed to advise the US Holder of the consequences of making, or failing to make, the QEF election and provided that certain other requirements are met.

Generally, to make a QEF election for a year that is not the first year in the US Holder’s holding period in which the foreign corporation qualified as a PFIC, the US Holder must also make a “deemed sale election” as described below. Such deemed sale election must be made by amending the US Holder’s US federal income tax return within three years of its due date (including extensions). The deemed sale election must be accompanied by a QEF election if the corporation was classified as a PFIC for the tax year with respect to which the deemed sale election is made. A deemed sale election requires that the US Holder recognize any gain (but not loss) that the US Holder would have realized on a sale of such US Holder’s stock in the foreign corporation for its fair market value (i) on the first day of the US Holder’s tax year with respect to which the accompanying QEF election is made, if the corporation was still a PFIC for such year, or (ii) on the last day of the most recent taxable year of the corporation in which it was classified as a PFIC, if the corporation lost its PFIC status in the subsequent taxable year. The adjusted tax basis of a US Holder’s company shares will be increased by the amount of gain recognized by such US Holder on a deemed sale election. US Holders should be aware that there can be no assurance that Aurora will supply the information and statements necessary to make a QEF election. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the QEF or mark-to-market elections.

Foreign Currency

If a US Holder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with the Acquisition, the amount realized will be based on the US dollar value of the foreign currency received, as determined on the settlement date of the sale.

If a US Holder is an accrual-basis taxpayer, the US Holder may elect the same treatment required of cash-basis taxpayers with respect to the Acquisition, provided the election is applied from year to year. The election may not be changed without the consent of the IRS. If a US Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the US Holder might have foreign currency gain or loss for federal income tax purposes. Any gain or loss would be equal to the difference between the US dollar value of the foreign currency received on the date of the sale in the Acquisition and its value on the date of payment, if these dates are considered to be different for US federal tax purposes. Any currency gain or loss generally would be treated as US source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the Acquisition.

A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in the foreign currency equal to the US dollar value of the foreign currency on the date of receipt. Any gain or loss recognized on a subsequent disposition of the foreign currency will generally be treated as US source ordinary income or loss.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US federal income tax liability that the US Holder’s “foreign source” taxable income bears to the US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction generally must be classified, under complex rules, as either “foreign source” or “US source”. Gain on the disposition of Common Shares generally will be US source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-US Tax Convention.

Ownership of Fronteer Common Shares

The following is a summary of certain material US federal income tax consequences to a US Holder arising from and relating to the ownership and disposition of Fronteer Common Shares.

General Taxation of Distributions

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the Fronteer Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from the distribution) to the extent of the current and accumulated “earnings and profits” of Fronteer, as computed for US federal income tax purposes. Subject to the PFIC rules discussed below, to the extent that a distribution exceeds the current and accumulated “earnings and profits” of Fronteer, the distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in the Fronteer Common Shares and thereafter as gain from the sale or exchange of its Fronteer Common Shares. See “Disposition of Fronteer Common Shares” below. Dividends received on the Fronteer Common Shares generally will not be eligible for the “dividends received deduction”.

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Fronteer generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Fronteer is a “qualified foreign corporation” (as defined below), (b) the US Holder receiving the dividend is an individual, estate, or trust, and (c) the dividend is paid on Fronteer Common Shares that have been held by the US Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Fronteer generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if Fronteer is eligible for the benefits of the Canada-US Tax Convention or, if not, the Fronteer Common Shares are readily tradeable on an established securities market in the US. However, even if Fronteer satisfies one or more of these requirements, Fronteer will not be treated as a QFC if Fronteer is a PFIC for the taxable year during which Fronteer pays a dividend or for the preceding taxable year.

As discussed below, Fronteer believes that it likely will be a PFIC for the current taxable year. See “Treatment of Fronteer as a PFIC” below. As a result, Fronteer is not expected to be a QFC and a dividend paid by Fronteer to a US Holder generally will not be eligible for the preferential tax rates applicable to long-term capital gains.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Fronteer Common Shares in foreign currency generally will be equal to the US dollar value of distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in the foreign currency equal to the US dollar value of the foreign currency on the date of receipt. Any gain or loss recognized on a subsequent disposition of the foreign currency will generally be treated as US source ordinary income or loss.

Disposition of Fronteer Common Shares

A US Holder will recognize gain or loss on the sale or other taxable disposition of Fronteer Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the US Holder’s adjusted tax basis in the Fronteer Common Shares sold or otherwise disposed of. Such gain or loss described generally will be capital gain or loss, and will be long-term capital gain or loss if the Common Shares have been held for more than one year, subject to the discussion below regarding PFICs. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Treatment of Fronteer as a PFIC

Whether Fronteer will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Fronteer over the course of each taxable year (as discussed above under “Treatment of Aurora as a PFIC”) and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance whether Fronteer will be considered a PFIC for the taxable year that includes the day after the date of the Acquisition or for any subsequent taxable year. Based on current business plans and financial projections, Fronteer expects that it will likely meet the definition of a PFIC for the current taxable year.

If Fronteer is a PFIC, a US Holder of Fronteer Common Shares will be subject to special, adverse tax rules. Under the PFIC rules:

•	any gain on the sale, exchange, or other disposition of Fronteer Common Shares (including certain dispositions that would otherwise not be subject to tax) and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over the US Holder’s holding period for the Fronteer Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Fronteer was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the prior taxable years during which Fronteer was a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which Fronteer was a PFIC, which interest charge is not deductible by non-corporate US Holders.

A US Holder of a corporation that is classified as a PFIC may elect, provided the corporation complies with certain reporting requirements, to have the corporation treated as a “qualified electing fund”, or “QEF”, with respect to such shareholder, in which case, for any taxable year that the corporation is actually a PFIC, the QEF-electing US Holder is required to include in gross income his or her proportionate share of the corporation’s ordinary income and net capital gains, whether or not such amounts are actually distributed to the US Holder. Any amounts distributed by the corporation out of earnings previously included in the income of a QEF-electing US Holder generally are not taxable for US Federal income tax purposes (although the electing US Holder may recognize ordinary income or loss attributable to exchange rate fluctuations between the time of the previous income inclusion and the time of the actual distribution). An electing US Holder’s tax basis in its shares is increased by the amount of any QEF income inclusions reported by such shareholder, and is decreased by any distributions received from the corporation that are treated as recoveries of previously-taxed income. In addition, a QEF-electing US Holder is not subject to the special rules described above (which are applicable to non QEF-electing US Holders) when it disposes of its Fronteer Common Shares. US Holders should be aware, however, that there can be no assurance that Fronteer will supply the information and statements necessary for US Holders to make a QEF election.

As an alternative to a QEF election, a US Holder may elect to mark its shares to market (a “Mark-to-Market Election”). A US Holder who makes a Mark-to-Market Election must generally recognize gain or loss on an annual basis as if the holder has disposed of their shares at the end of each taxable year. This gain or loss is generally treated as ordinary income or ordinary loss rather than capital gain or capital loss. A US Holder that has made a Mark-to-Market Election will not be subject to the special rules described above when the US Holder disposes of its Fronteer Common Shares.

US Holders are strongly urged to consult their own advisors as to the status of Fronteer as a PFIC under the US tax rules and the advisability of making a QEF election or a Mark-to-Market Election.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received or a gain realized on the Fronteer Common Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that the US Holder’s “foreign source” taxable income bears to the US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source”. In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a US Holder on the sale or other taxable disposition of Fronteer Common Shares generally will be treated as “US source” for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the Canada-US Tax Convention. Dividends received on the Fronteer Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income”. Income or loss on the sale or other taxable disposition of foreign currency will generally be US source. The foreign tax credit rules are complex, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding Tax and Information Reporting Requirements

Unless the US Holder is a corporation or other exempt recipient, payments to certain US Holders of dividends made on Fronteer Common Shares, or the proceeds of the sale or other disposition of the Common Shares or the Fronteer Common Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and US federal backup withholding tax at the rate of 28% (subject to periodic adjustment) if the US Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable US information reporting or certification requirements. Any amount withheld from a payment to a US Holder under the backup withholding rules is allowable as a credit against the US Holder’s US federal income tax, provided that the required information is furnished to the IRS.

23.	Information Agent and Depositary

Fronteer has engaged Kingsdale Shareholder Services Inc. to act as Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Fronteer under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

Fronteer has also engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders. The Information Agent and Depositary will receive reasonable and customary compensation from Fronteer for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Fronteer has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

Fronteer will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Common Shares pursuant to the Offer, provided that Fronteer may make other arrangements with soliciting dealers and/or information agents. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary.

Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of the Offer and Circular.

24.	Legal Matters

Fronteer is being advised in respect of certain Canadian legal matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular, have been provided by Davies Ward Phillips & Vineberg LLP, Canadian counsel to Fronteer.

25.	Expenses of the Offer

Fronteer currently estimates that expenses in the aggregate amount of approximately $2 million will be incurred by Fronteer and/or one or more of its affiliates or subsidiaries in connection with the Offer, including legal, financial advising, accounting, filing and printing costs, Information Agent and Depositary fees, and the cost of preparing and mailing the Offer and Circular and the documentation accompanying the Offer and Circular, and the translation of such documents (and the documents incorporated by reference into the Offer and Circular) into the French language.

26.	Experts

As of the date hereof, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of each of Aurora and Fronteer.

Reference should be made to the Section entitled “Interests of Experts” set out in the Annual Information Form which is incorporated by reference into this Offer and Circular. With respect to technical information relating to Fronteer contained in the Annual Information Form, Mr. Christopher Lee, Fronteer’s Chief Geoscientist, has supervised the preparation of such disclosure as a “qualified person” for the purposes of NI 43-101. As of the date hereof, each of the following experts (or designated professionals of an expert, as applicable) (the “Technical Experts”) beneficially holds, directly or indirectly, less than 1% of the Fronteer Common Shares: Christopher Lee, M.Sc., P.Geo., George Lanier, Michael M. Gustin, R.P.Geo., Steven Ristorcelli, R.P.Geo., Jim Ashton, P.Eng., Gary Giroux, P.Eng., Dr. D.H.C. Wilton, P.Geo., Ian Cunningham-Dunlop, P.Eng., Peter Grieve, M.Sc., M.A.I.G., David Griffith, P.Geo., Mark O’Dea, P.Geo., and Jim Lincoln, P.Eng.

The audited consolidated financial statements of Fronteer as at December 31, 2007 and 2006 for each of the years in the three-year period ended December 31, 2007 incorporated by reference in this Offer and Circular have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who have advised that they are independent with respect to Fronteer within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants.

The audited consolidated financial statements of NewWest Gold Corporation incorporated by reference in the Annual Information Form, which is in turn incorporated by reference into this Offer and Circular, have been audited by KPMG LLP, Chartered Accountants, an independent firm of chartered accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. KPMG LLP has advised that it is independent with respect to NewWest Gold Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants.

27.	Available Information

Fronteer files reports and other information with certain Canadian securities regulatory authorities. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

Fronteer is also subject to the periodic reporting requirements of the US Exchange Act and, in accordance with the US Exchange Act, files or furnishes reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Fronteer is exempt from the rules under the US Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the US Exchange Act. Fronteer’s US Exchange Act reports and other information filed with or furnished to the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Fronteer files with or furnishes to the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a webpage (www.sec.gov) that makes available reports and other information that Fronteer files or furnishes electronically.

28.	Stock Exchange Listing Applications

The TSX has conditionally approved the listing of the Fronteer Common Shares issuable in connection with the Offer. Fronteer has applied to list the Fronteer Common Shares issuable in connection with the Offer on the Alternext. Listing approval with each of the TSX and the Alternext remains subject to Fronteer fulfilling all of the requirements of each of the TSX and the Alternext on or before a date to be specified by the TSX and the Alternext, as applicable.

29.	Registration Statement Filed with the SEC

A registration statement on Form F-8 under the US Securities Act has been filed with the SEC, which covers the Fronteer Common Shares to be issued pursuant to the Offer. The registration statement filed with the SEC concerning the Offer, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as exhibits to the registration statement: the documents referred to in Section 11 “Documents Incorporated by Reference”; the consent of Davies Ward Phillips & Vineberg LLP; the consent of PricewaterhouseCoopers LLP; the consent of KPMG LLP; the consent of each of the Technical Experts; the powers of attorney from directors and certain officers; the Letter of Transmittal and Notice of Guaranteed Delivery; and the Lock-Up Agreements.

30.	Statutory Rights

Securities legislation in the Provinces and Territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their Province or Territory for particulars of those rights or consult with a lawyer.

31.	Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending, communication or delivery of the Offer and Circular to the securityholders of Aurora has been authorized, by the board of directors of Fronteer.

CONSENT OF COUNSEL

To:  The Directors of Fronteer Development Group Inc.

We hereby consent to the reference to our name and opinions contained under “Legal Matters”, “Experts” and “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated January 23, 2009 made by Fronteer Development Group Inc. to the holders of Common Shares of Aurora Energy Resources Inc. and in the registration statement on Form F-8 filed with the United States Securities and Exchange Commission.

Toronto, Ontario	(signed) Davies Ward Phillips & Vineberg LLP
January 23, 2009	Davies Ward Phillips & Vineberg llp

AUDITORS’ CONSENTS

We have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s Offer dated January 23, 2009 to purchase all of the issued and outstanding Common Shares of Aurora Energy Resources Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. Our report is dated March 27, 2008.

Vancouver, British Columbia	(signed) PricewaterhouseCoopers LLP
January 23, 2009	PricewaterhouseCoopers llp Chartered Accountants

We hereby consent to the incorporation by reference in the registration statement on Form F-8 of Fronteer Development Group Inc. (the “Registrant”) of our report dated March 27, 2008 relating to the consolidated balance sheets of the Registrant as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007.

Vancouver, British Columbia	(signed) PricewaterhouseCoopers LLP
January 23, 2009	PricewaterhouseCoopers llp Chartered Accountants

We have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s Offer dated January 23, 2009 to purchase all of the issued and outstanding Common Shares of Aurora Energy Resources Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of NewWest Gold Corporation (“NewWest”) on the consolidated balance sheets of NewWest as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated March 28, 2007.

Toronto, Ontario	(signed) KPMG LLP
January 23, 2009	KPMG llp
Chartered Accountants
Licensed Public Accountants

We hereby consent to the incorporation by reference in the registration statement on Form F-8 of Fronteer Development Group Inc. of our report to the shareholders of NewWest Gold Corporation (“NewWest”) dated March 28, 2007 on the consolidated balance sheets of NewWest as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and to the reference to our firm under the heading “Experts” in the Offer and Circular.

Toronto, Ontario	(signed) KPMG LLP
January 23, 2009	KPMG llp
Chartered Accountants
Licensed Public Accountants

EXPERTS’ CONSENTS

I, Christopher Lee, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name and being identified as a “qualified person” in connection with references to (a) my preparation or involvement in the preparation of the following technical reports in the Offer and Circular or other documents incorporated by reference therein: (i) the technical report dated August 1, 2007 entitled “Technical Report on the Aği Daği Gold Property, Çanakkale Province, Turkey” prepared together with Ian Cunningham-Dunlop, (ii) the technical report dated August 1, 2007 entitled “Technical Report on the Kirazli Gold Property, Çanakkale Province, Republic of Turkey” prepared together with Ian Cunningham-Dunlop, (iii) the technical report dated April 7, 2008 and amended on August 28, 2008 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007” prepared together with Ian Cunningham-Dunlop, (iv) the amended technical report dated November 20, 2007 entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to October 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Mark O’Dea, Jim Lincoln and Ian Cunningham-Dunlop and (v) the technical report dated July 28, 2008, as amended August 8, 2008, entitled “Technical Report on the Northumberland Project, Nye County, Nevada, USA” prepared together with Jim Ashton (collectively, the “Technical Reports”) and (b) my preparation or involvement in the preparation of the disclosure concerning the Company’s mineral properties and mineral resources in the AIF (the “AIF Disclosure”) incorporated by reference into the Offer and Circular. I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the AIF Disclosure and the Technical Reports (through the inclusion by way of incorporation by reference of the AIF and any other documents incorporated by reference in the Offer and Circular) and of extracts from or a summary of the AIF Disclosure and the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the AIF and the Technical Reports and extracts from or a summary of the AIF Disclosure and the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and any other documents incorporated by reference and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the AIF Disclosure or the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the AIF Disclosure and the Technical Reports.

January 23, 2009	(signed) Christopher Lee
Christopher Lee, M.Sc., P.Geo

I, George Lanier, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” prepared together with Michael M. Gustin and Jim Ashton, (ii) the technical report dated May 31, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” prepared together with Michael M. Gustin and Jim Ashton, (iii) the technical report dated November 1, 2007 entitled “Updated Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and Steven Ristorcelli, and (iv) the technical report dated July 15, 2006 entitled “Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and Steven Ristorcelli (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) George Lanier
George Lanier

I, Michael M. Gustin, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” prepared together with George Lanier and Jim Ashton, (ii) the technical report dated May 31, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” prepared together with George Lanier and Jim Ashton, (iii) the technical report dated November 1, 2007 entitled “Updated Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with George Lanier and Steven Ristorcelli, and (iv) the technical report dated July 15, 2006 entitled “Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with George Lanier and Steven Ristorcelli (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) Michael M. Gustin
Michael M. Gustin, R.P.Geo.

I, Steven Ristorcelli, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” prepared together with David Griffith, (ii) the technical report dated November 1, 2007 entitled “Updated Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier, and (iii) the technical report dated July 15, 2006 entitled “Technical Report Northumberland Project, Nye County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the

Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) Steven Ristorcelli
Steven Ristorcelli, R.P.Geo.

I, Jim Ashton, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier, and (ii) the technical report dated May 31, 2007 entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” prepared together with Michael M. Gustin and George Lanier (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) Jim Ashton
Jim Ashton, P.Eng.

I, Gary Giroux, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated February 19, 2007 as amended March 1, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” prepared together with Dr. D.H.C. Wilton, and (ii) the amended technical report dated November 20, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007” prepared together with Christopher Lee, Dr. D.H.C. Wilton, Mark O’Dea, Jim Lincoln and Ian Cunningham-Dunlop (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) Gary Giroux
Gary Giroux, P.Eng.

I, Dr. D.H.C. Wilton, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated February 19, 2007 as amended March 1, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” prepared together with Gary Giroux, and (ii) the amended technical report dated November 20, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007” prepared together with Gary Giroux, Christopher Lee, Mark O’Dea, Jim Lincoln and Ian Cunningham-Dunlop (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) Dr. D.H.C. Wilton
Dr. D.H.C. Wilton, P.Geo.

I, Ian Cunningham-Dunlop, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated August 1, 2007 entitled “Technical Report on the Aği Daği Gold Property, Çanakkale Province, Turkey” prepared together with Christopher Lee, (ii) the technical report dated August 1, 2007 entitled “Technical Report on the Kirazli Gold Property, Çanakkale Province, Republic of Turkey” prepared together with Christopher Lee, and (iii) the amended technical report dated November 20, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Mark O’Dea, Jim Lincoln and Christopher Lee (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) Ian Cunningham-Dunlop
Ian Cunningham-Dunlop, P.Eng.

I, Peter Grieve, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the technical report dated March 30, 2007 entitled “Technical Report on the Pirentepe and Halilağa Exploration Properties, Çanakkale, Western Anatolia, Turkey” (the “Technical Report”) in the AIF or other documents incorporated by reference therein. I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Report (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Report in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Report and extracts from or a summary of the Technical Report contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

January 23, 2009	(signed) Peter Grieve
Peter Grieve, M.Sc., M.A.I.G.

I, David Griffith, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the following technical reports in the AIF or other documents incorporated by reference therein: (i) the technical report dated November 1, 2007 entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” prepared together with Steven Ristorcelli, and (ii) the technical report dated July 24, 2006 entitled “Technical Report, Great Basin East Properties, Elko County, Nevada and Box Elder County, Utah, USA” (collectively, the “Technical Reports”). I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Reports (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Reports in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Reports and extracts from or a summary of the Technical Reports contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Reports or that is within my knowledge as a result of the services that I have performed in connection with the Technical Reports.

January 23, 2009	(signed) David Griffith
David Griffith, P.Geo.

I, Mark O’Dea, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the technical report dated November 1, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Jim Lincoln, Christopher Lee and Ian Cunningham-Dunlop (the “Technical Report”) in the AIF or other documents incorporated by reference therein. I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Report (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Report in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Report and extracts from or a summary of the Technical Report contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

January 23, 2009	(signed) Mark O’Dea
Mark O’Dea, P.Geo.

I, Jim Lincoln, hereby confirm that I have read the Offer and Circular of Fronteer Development Group Inc. (the “Company”) furnished with the Company’s offer dated January 23, 2009 to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc., which Offer and Circular incorporates by reference the Company’s annual information form dated March 27, 2008 for the year ended December 31, 2007 (the “AIF”).

I hereby consent to the use of my name in connection with references to my preparation or involvement in the preparation of the technical report dated November 1, 2007 entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007” prepared together with Gary Giroux, Dr. D.H.C. Wilton, Mark O’Dea, Christopher Lee and Ian Cunningham-Dunlop (the “Technical Report”) in the AIF or other documents incorporated by reference therein. I further consent to the inclusion in the Offer and Circular and the registration statement on Form F-8 filed with the United States Securities and Exchange Commission (the “Registration Statement”) of the Technical Report (through the inclusion by way of incorporation by reference of the AIF in the Offer and Circular) and of extracts from or a summary of the Technical Report in the Offer and Circular and the Registration Statement or any documents incorporated by reference therein.

I also hereby confirm that I have read the Technical Report and extracts from or a summary of the Technical Report contained in the Offer and Circular and the Registration Statement by way of incorporation by reference of the AIF and that I have no reason to believe there are any misrepresentations in the information contained therein that is derived from the Technical Report or that is within my knowledge as a result of the services that I have performed in connection with the Technical Report.

January 23, 2009	(signed) Jim Lincoln
Jim Lincoln, P.Eng.

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the securityholders of Aurora Energy Resources Inc. has been authorized, by the board of directors of Fronteer Development Group Inc.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: January 23, 2009

(signed) Mark O’Dea	(signed) Sean Tetzlaff
Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(signed) Lyle Hepburn	(signed) Oliver Lennox-King
Lyle Hepburn	Oliver Lennox-King
Director	Director

SCHEDULE “A”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fronteer Development Group Inc.

Pro Forma Condensed Consolidated Financial Statements
September 30, 2008 and December 31, 2007
(Unaudited)

Unaudited Pro Forma Condensed Consolidated Financial Statements of

Fronteer Development Group Inc.

(an exploration stage company)

Fronteer Development Group Inc.
(an exploration stage company)

Pro Forma Condensed Consolidated Balance Sheet(1)
As at September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Fronteer	Aurora				Pro Forma
	Development	Energy			Pro Forma	Consolidated
	Group Inc.	Resources Inc.	Note 5		Adjustments	Fronteer
	$	$			$	$

Assets
Current assets
Cash and cash equivalents	87,463,924	106,253,139	(a	)(v)	3,019,500	196,736,563
Accounts receivable	1,197,963	2,129,546			—	3,327,509
Other current assets	426,122	333,531			—	759,653

	89,088,009	108,716,216			3,019,500	200,823,725
Investment in Aurora Energy
Resources Inc.	75,618,321	—	(a	)(vi)	(75,618,321)	—
Property, plant and equipment	1,622,362	1,752,499			—	3,374,861
Exploration properties and deferred exploration expenditures	231,847,788	81,441,462	(a	)(i)	(29,812,892)	283,476,358
Reclamation bond	3,383,739	—			—	3,383,739
Investment in Turkish Properties	13,125,329	—			—	13,125,329

	414,685,548	191,910,177			(102,411,713)	504,184,012

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,311,849	3,198,470	(a	)(iv)	2,000,000	8,510,319
Due to related party	—	426,122			—	426,122
Asset retirement obligation	527,895	—			—	527,895

	3,839,744	3,624,592			2,000,000	9,464,336
Asset retirement obligations	787,900	—			—	787,900
Future income taxes	53,616,886	7,774,585	(a	)(i)	(11,599,355)	49,792,116

	58,244,530	11,399,177			(9,599,355)	60,044,352

Shareholders’ equity
Share capital	320,724,101	182,879,334	(a	)(iii)	(182,879,334)	408,422,743
			(a	)(ii)	87,698,642
Contributed surplus	23,075,106	20,358,040	(a	)(iii)	(20,358,040)	23,075,106
Retained earnings (deficit)	12,641,811	(22,726,374)	(a	)(iii)	22,726,374	12,641,811

	356,441,018	180,511,000			(92,812,358)	444,139,660

	414,685,548	191,910,177			(102,411,713)	504,184,012

(1)	See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Fronteer Development Group Inc.
(an exploration stage company)

Pro Forma Condensed Consolidated Statement of Operations(1)
Nine months ended September 30, 2008
(Expressed in Canadian dollars)
(Unaudited)

	Fronteer	Aurora				Pro Forma
	Development	Energy			Pro Forma	Consolidated
	Group Inc.	Resources Inc.	Note 5		Adjustments	Fronteer
	$	$			$	$

Expenses
Stock-based compensation	5,386,640	1,407,534			—	6,794,174
Write-down of exploration properties and deferred exploration expenditures	1,898,102	—			—	1,898,102
Wages and benefits	1,918,855	2,149,430				4,068,285
Property investigation and site restoration	1,797,651	—			—	1,797,651
Professional fees	1,069,755	755,288			—	1,825,043
Office and general	939,287	1,153,930			—	2,093,217
Investor relations, promotion and advertising	469,198	494,514			—	963,712
Part XII.6 tax	—	261,444			—	261,444
Amortization	285,939	3,063			—	289,002
Listing and filing fees	199,550	133,881			—	333,431
Accretion expense	38,281	—			—	38,281

Loss from operations	(14,003,258)	(6,359,084)			—	(20,362,342)
Other income (expenses)
Interest income and other	2,343,992	2,994,365			—	5,338,357
Gain on sale of marketable securities and investment	1,768,235	—			—	1,768,235
Dilution gain	71,049	—	(a	)(vii)	(71,049)	—
Loss on disposal of capital assets	(7,726)	(37,917)			—	(45,643)
Change in fair value of financial instruments	(360,906)	—			—	(360,906)
Equity in loss of Aurora Energy
Resources Inc.	(1,149,412)	—	(a	)(vii)	1,149,412	—
Foreign exchange loss	(2,447,951)	—			—	(2,447,951)

Loss before income taxes	(13,785,977)	(3,402,636)			1,078,363	(16,110,250)
Future income tax recovery	1,116,362	681,416	(a	)(vii)	(140,187)	1,657,591

Net loss	(12,669,615)	(2,721,220)			938,176	(14,452,659)

Net loss per share
Basic and diluted	(0.15)	(0.04)				(0.12)

Weighted average number of common shares outstanding
Basic and diluted (see Note 6)	83,207,371	73,260,125				119,257,059

(1)	See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Fronteer Development Group Inc.
(an exploration stage company)

Pro Forma Condensed Consolidated Statement of Operations(1)
Year ended December 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

	Pro Forma	Aurora
	Fronteer	Energy				Pro Forma
	Development	Resources			Pro Forma	Consolidated
	Group Inc.(2)	Inc.	Note 5		Adjustments	Fronteer
	(Schedule 1)
	$	$			$	$

Expenses
Stock-based compensation	9,269,910	5,829,935			—	15,099,845
Write-down of exploration properties and deferred exploration expenditures	1,789,764	—			—	1,789,764
Wages and benefits	2,297,910	2,450,259			—	4,748,169
Property investigation and site restoration	2,439,782	—			—	2,439,782
Professional fees	643,653	361,365			—	1,005,018
Office and general	6,299,822	1,042,684			—	7,342,506
Investor relations, promotion and advertising	820,275	1,072,501			—	1,892,776
Part XII.6 tax	—	185,395			—	185,395
Amortization	213,134	6,750			—	219,884
Listing and filing fees	220,560	130,754			—	351,314
Accretion expense	89,689	—			—	89,689

Loss from operations	(24,084,499)	(11,079,643)			—	(35,164,142)
Other income (expenses)
Interest income and other	4,221,459	2,224,932			—	6,446,391
Loss on sale of marketable securities and investment	(366,143)	—			—	(366,143)
Dilution gain	43,039,000	—	(a	)(vii)	(43,039,000)	—
Loss on disposal of capital assets	(5,081)	(11,019)			—	(16,100)
Change in fair value of financial instruments	(168,113)	—			—	(168,113)
Equity in loss of Aurora Energy Resources Inc.	(3,850,471)	—	(a	)(vii)	3,850,471	—
Foreign exchange loss	192,011	—			—	192,011

Income (loss) before income taxes	18,978,163	(8,865,730)			(39,188,529)	(29,076,096)
Current income tax expense	(811)	—			—	(811)
Future income tax (expense) recovery	(4,367,605)	1,450,824	(a	)(vii)	5,290,451	2,373,670

Net income (loss)	14,609,747	(7,414,906)			(33,898,078)	(26,703,237)

Net income (loss) per share
Basic	(0.29)	(0.11)				(0.23)

Diluted	(0.28)	(0.11)				(0.23)

Weighted average number of common shares outstanding (see Note 6)
Basic	70,692,759	66,694,178				117,848,125

Diluted	73,245,070	66,694,178				117,848,125

(1)	See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

(2)	The pro forma Fronteer Development Group Inc. condensed consolidated statement of operations gives effect to the acquisition of NewWest Gold Corporation (see Note 4) as if it was completed on January 1, 2007.

Fronteer Development Group Inc.
(an exploration stage company)

Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2008 and year ended December 31, 2007
(Tabular amounts expressed in Canadian dollars)
(Unaudited)

1.	Basis of Presentation

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition (the “Acquisition”) of Aurora Energy Resources Inc. (“Aurora”) by Fronteer Development Group Inc. (“Fronteer” or the “Company”). The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the proposed Acquisition and recent acquisitions completed by Fronteer pursuant to the assumptions described in Note 5 to these pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet as at September 30, 2008 gives effect to the proposed Acquisition by Fronteer as if it had occurred as at September 30, 2008. The unaudited pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2008 and for the year ended December 31, 2007 give effect to the proposed Acquisition and recent acquisitions completed by Fronteer as if they were completed on January 1, 2007.

The pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma condensed consolidated financial statements do not reflect any special items such as payments pursuant to change of control provisions, integration costs that may be incurred as a result of the Acquisition, reorganization or adoption of new accounting standards. Any potential synergies that may be realized after consummation of the proposed Acquisition, if successful, have been excluded from the unaudited pro forma condensed consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for Aurora are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the Acquisition.

In preparing the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations, the following historical information, that was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), was used:

(a)	the unaudited interim consolidated balance sheet of Fronteer as at September 30, 2008, and the unaudited consolidated statement of operations for the nine month period ended September 30, 2008;

(b)	the unaudited interim consolidated balance sheet of Aurora as at September 30, 2008, and the unaudited consolidated statement of operations for the nine month period ended September 30, 2008;

(c)	the audited consolidated financial statements of Fronteer for the year ended December 31, 2007 (as adjusted in Schedule 1);

(d)	the audited financial statements of Aurora for the year ended December 31, 2007;

(e)	the unaudited interim consolidated statement of operations of NewWest Gold Corporation (“NewWest”) for the six month period ended June 30, 2007 (Schedule 2); and

(f)	the unaudited financial information of NewWest for the period from July 1, 2007 to September 23, 2007 (Schedule 2).

The unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the September 30, 2008 unaudited interim consolidated financial statements and the December 31, 2007 audited financial statements including the notes thereto, as listed above, which are available from the sources described under “Documents Incorporated by Reference” of Section 11 of the Circular, in the case of Fronteer, and on SEDAR at www.sedar.com, in the case of Aurora. Certain of Aurora’s assets, liabilities, income and expenses have been reclassified to conform with Fronteer’s consolidated financial statement presentation.

2.	Significant Accounting Policies

The accounting policies used in preparing the pro forma condensed consolidated financial statements are set out in Fronteer’s audited consolidated financial statements for the year ended December 31, 2007. In preparing the unaudited pro forma consolidated condensed financial statements a review was undertaken by management of Fronteer to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed Acquisition. The significant accounting policies of Aurora conform in all material respects to those of the Company.

3.	Share Acquisition of Aurora

On December 22, 2008, the Company announced that it intended to make an offer to acquire all of the outstanding common shares of Aurora not currently owned by the Company (the “Offer”). Pursuant to the Offer, Aurora shareholders will receive 0.825 of a Fronteer common share for each common share of Aurora. The Offer, and therefore the proposed Acquisition, is subject to the satisfaction of a number of conditions, as set out in Section 4 of the Offer, “Conditions of the Offer”. There can be no assurance that the Acquisition will be completed as proposed or at all.

Fronteer Development Group Inc.
(an exploration stage company)

Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2008 and year ended December 31, 2007
(Tabular amounts expressed in Canadian dollars)
(Unaudited)

Prior to the proposed Acquisition, the Company held 30,947,336 common shares of Aurora (representing a 42% interest) and has been accounting for its investment in Aurora under the equity method. The Company’s interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet and statement of operations in the audited consolidated financial statements as at and for the year ended December 31, 2007 and the unaudited interim financial statements as at and for the nine month period ended September 30, 2008.

The cost of the Acquisition includes the fair value of the issuance of 36,049,688 Fronteer common shares at $2.43 per share, which includes the effect of the assumed exercise of 1,344,000 Aurora stock options having an exercise price of $2.99 or less as at September 30, 2008, but excludes the impact of 4,035,668 Aurora stock options having an exercise price of $3.00 or greater as at September 30, 2008. The final number of Fronteer common shares issued and consideration payable in connection with the Acquisition will depend on the number and exercise prices of options exercised by option holders of Aurora, if any, prior to the closing of the Acquisition. Fronteer’s estimated transaction costs are $2.0 million, which provides a total preliminary purchase price of $89.7 million. As at September 30, 2008, there were 73,299,928 common shares of Aurora outstanding, and 5,379,688 options outstanding which, if exercised on that date, would give rise to the issuance of an equivalent number of common shares of Aurora.

As required under Canadian GAAP, the actual measurement date for determining the value of the Fronteer common shares issued as consideration under the Offer will be calculated based on the closing price of Fronteer common shares on the date that Fronteer common shares are issued by Fronteer under the Offer. For the purposes of the pro forma condensed consolidated financial statements, the value of the issuance of the Fronteer common shares was calculated based on the weighted average share price of the Fronteer common shares on the Toronto Stock Exchange (“TSX”) for the five trading days prior to Fronteer’s announcement of its intention to make the Offer on December 22, 2008. Consequently, the value of the purchase consideration for accounting purposes will differ from the amount assumed in the pro forma condensed consolidated financial statements due to future changes in the market price of Fronteer common shares.

The Acquisition is expected to be accounted for as a purchase of assets under Canadian GAAP.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of the Acquisition and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis (including of identifiable intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price will likely result in different adjustments than those in the unaudited pro forma condensed consolidated statements.

The fair value of the net assets of Aurora to be acquired pursuant to the Offer will ultimately be determined after the closing of the Acquisition. The Company will complete a full and detailed valuation of the Aurora assets. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price assumed in these pro forma condensed consolidated financial statements is subject to change and is summarized as follows:

$

Cost of purchase
36,049,688 common shares of Fronteer	87,698,642
Acquisition costs	2,000,000

89,698,642
Equity investment in Aurora as at September 30, 2008	75,618,321
Future income tax liabilities	(8,530,381)

156,786,582

Fronteer Development Group Inc.
(an exploration stage company)

Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2008 and year ended December 31, 2007
(Tabular amounts expressed in Canadian dollars)
(Unaudited)

The preliminary purchase price allocation is subject to change and is summarized below. The “Book Value Prior to Acquisition of Control” column represents Fronteer’s interest in the book value of Aurora’s assets owned prior to the Acquisition. The balances in the “Acquisition of Control as at September 30, 2008” column represent the allocation of the purchase price to the additional net assets of Aurora to be acquired.

	Book Value	Acquisition of
	Prior to	Control as at
	Acquisition	September 30,
	of Control	2008	Total
	$	$	$

Allocation of purchase price to assets
Current assets	46,325,573	65,410,143	111,735,716
Other assets	726,585	1,025,914	1,752,499
Exploration properties and deferred exploration expenditures	33,292,256	18,336,314	51,628,570
Other liabilities	(1,502,754)	(2,121,838)	(3,624,592)
Future income tax liabilities	(11,753,720)	7,048,109	(4,705,611)

	67,087,940	89,698,642	156,786,582

4.	Recent acquisition of NewWest by Fronteer

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding common shares of NewWest by issuing 15,181,920 common shares valued at $10.54 per share (the closing price of the Company’s common shares on the TSX on the date of completion) to the former NewWest shareholders. In addition, the Company issued 518,050 stock options with an exercise price of $9.62 per share to the former NewWest employees in exchange for the cancellation of the existing NewWest stock options.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of issuance. The following weighted average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

Risk-free interest rate	4.26%
Expected volatility	62.58%
Expected life (years)	1.20
Dividend rate	0.0%

The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the allocation are indicated in the table below:

$

Cost of purchase
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781

164,522,634

Allocation of purchase price to assets
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration expenditures	212,052,383
Asset retirement obligations — current	(503,268)
Asset retirement obligations — long-term	(746,450)
Other liabilities	(1,012,132)
Future income tax liabilities	(50,977,821)

164,522,634

Fronteer Development Group Inc.
(an exploration stage company)

Notes to the Pro Forma Condensed Consolidated Financial Statements
Nine months ended September 30, 2008 and year ended December 31, 2007
(Tabular amounts expressed in Canadian dollars)
(Unaudited)

5.	Effect of transactions on the pro forma condensed consolidated financial statements

The pro forma condensed consolidated financial statements incorporate the following pro forma assumptions:

(a)	Aurora assumptions

(i)	The assumption that Fronteer acquires 100% of the outstanding common shares of Aurora as a result of the Offer. As per Note 3, this gives rise to a decrease to the fair value of assets and related future income tax liabilities as follows:

$

Exploration properties and deferred exploration expenditures	(29,812,892)
Future income taxes	11,599,355

(18,213,537)
Book value of assets acquired	107,912,179
Equity investment in Aurora as at September 30, 2008	75,618,321
Future income tax liabilities	(8,530,381)

Total consideration and equity investment	156,786,582

(ii)	The pro forma adjustment reflects the issuance of 36,049,688 common shares of Fronteer in connection with the Offer for gross consideration of $87.7 million which includes 1,108,800 common shares for the additional Aurora common shares resulting from the assumed exercise of 1,344,000 Aurora stock options outstanding as at September 30, 2008 with exercise prices of $2.99 or less;

(iii)	These pro forma adjustments eliminate the historical equity accounts of Aurora;

(iv)	This assumption provides for the recording of Fronteer’s estimated costs and expenses of the transaction totalling $2.0 million;

(v)	The pro forma adjustment reflects the assumed cash received by Aurora from the assumed exercise of 1,344,000 options prior to the closing of the Acquisition (see Note 3);

(vi)	The pro forma adjustment is to remove the Company’s equity investment in Aurora and adjust for the difference between this and the percentage of the net assets owned by Fronteer through its equity investment prior to the proposed Acquisition; and

(vii)	The pro forma adjustment is to remove the Company’s equity loss and dilution gain related to its investment in Aurora and the impact to future income taxes.

(b)	NewWest assumptions

(i)	The pro forma adjustment is to record the decrease in exploration expense by NewWest of $3.4 million for the period from January 1, 2007 to September 23, 2007 to conform with Fronteer’s accounting policy of deferring exploration expenditures on properties until such time as properties are put into commercial production, sold or become impaired.

6.	Pro forma shares outstanding

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2008	2007

Weighted average shares outstanding of Fronteer for the period	83,207,371	70,692,759
Issued to acquire NewWest	—	11,105,678

Weighted average pro forma shares of Fronteer	83,207,371	81,798,437
Issued to acquire Aurora	36,049,688	36,049,688

Pro forma basic and diluted weighted average shares of Fronteer	119,257,059	117,848,125

Schedule 1

Fronteer Development Group Inc.
(an exploration stage company)

Pro Forma Condensed Consolidated Statement of Operations
Period from January 1, 2007 to December 31, 2007
(Expressed in Canadian dollars)
(Unaudited)

		Pro Forma				Pro Forma
	Fronteer	NewWest				Fronteer
	Development	Gold			Pro Forma	Development
	Group Inc.	Corporation	Note 5		Adjustments	Group Inc.
	$	Cdn$			$	$
		(period from January 1
		to September 23)
		(Schedule 2)

Expenses
Stock-based compensation	8,732,286	537,624			—	9,269,910
Write-down of exploration
properties and deferred
exploration expenditures	1,789,764	—			—	1,789,764
Wages and benefits	2,297,910	—			—	2,297,910
Property investigation and site
restoration	2,439,782	3,683,825	(b	)(i)	(3,683,825)	2,439,782
Professional fees	643,653	—			—	643,653
Office and general	816,044	5,483,778			—	6,299,822
Investor relations, promotion
and advertising	820,275	—			—	820,275
Part XII.6 tax	—	—			—	—
Amortization	165,097	48,037			—	213,134
Listing and filing fees	220,560	—			—	220,560
Accretion expense	20,461	69,228			—	89,689

Loss from operations	(17,945,832)	(9,822,492)			3,683,825	(24,084,499)
Other income (expenses)
Interest income and other	3,847,786	373,673			—	4,221,459
Loss on sale of marketable
securities and investment	(366,143)	—			—	(366,143)
Dilution gain	43,039,000	—			—	43,039,000
Loss on disposal of capital assets	(5,081)	—			—	(5,081)
Change in fair value of financial
instruments	(168,113)	—			—	(168,113)
Equity in loss of Aurora Energy
Resources Inc.	(3,850,471)	—			—	(3,850,471)
Foreign exchange loss	192,011	—			—	192,011

Income (loss) before income taxes	24,743,157	(9,448,819)			3,683,825	18,978,163
Current income tax expense	(811)	—			—	(811)
Future income tax expense	(4,367,605)	—			—	(4,367,605)

Net income (loss)	20,374,741	(9,448,819)			3,683,825	14,609,747

Schedule 2

Fronteer Development Group Inc.
(an exploration stage company)

Pro Forma Condensed Consolidated Financial Statements
Statement of operations of NewWest Gold Corporation period from
January 1, 2007 to September 23, 2007
(Unaudited)

	Period from	Period from		Period from
	January 1,	July 1,		January 1,
	2007 to	2007 to		2007 to
	June 30,	September 23,	Exchange	September 23,
	2007	2007	Rate(1)	2007
	US$	US$	US$	Cdn$

Expenses
Stock-based compensation	303,492	182,735	0.9044	537,624
Property investigation and site
restoration	1,959,473	1,372,178	0.9044	3,683,825
Office and general	1,657,936	3,301,593	0.9044	5,483,778
Amortization	28,450	14,995	0.9044	48,037
Accretion expense	41,741	20,869	0.9044	69,228

Loss from operations	(3,991,092)	(4,892,370)	0.9044	(9,822,492)
Other income (expenses)
Interest income and other	251,530	86,420	0.9044	373,673

Net loss	(3,739,562)	(4,805,950)		(9,448,819)

(1)	The exchange rate used is the average noon exchange rate between the US and the Canadian dollar during the period from January 1, 2007 to September 23, 2007.

SCHEDULE “B”

SECTIONS 316-329 OF THE NEWFOUNDLAND AND LABRADOR CORPORATIONS ACT

The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Corporations Act (Newfoundland and Labrador)

316.	In this Part

(a)	“dissenting offeree” means, where a take-over bid is made for all the shares of a class of shares, a holder of a share of that class who does not accept the take-over bid and includes the subsequent holder of that share who acquires it from the first-mentioned holder;

(b)	“offer” includes an invitation to make an offer;

(c)	“offeree” means a person to whom a take-over bid is made;

(d)	“offeree-corporation” means a corporation whose shares are the object of a take-over bid;

(e)	“offeror” means a person, other than an agent, who makes a take-over bid, and includes 2 or more persons who, directly or indirectly

(i)	make take-over bids jointly or in concert, or

(ii)	intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;

(f)	“share” means a share with or without voting rights and includes

(i)	a security currently convertible into such a share, and

(ii)	currently exercisable options and rights to acquire a share or such a convertible security; and

(g)	“take-over bid” means an offer made by an offeror to shareholders to acquire all the shares of a class of issued shares of an offeree-corporation and includes an offer by an issuer to repurchase its own shares.

317. Where, within 120 days after the date of a take-over bid, the bid is accepted by the holders of not less than 90% of the shares of a class of shares to which the take-over bid relates, other than shares held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, upon complying with this Part, to acquire the shares held by the dissenting offerees.

318. An offeror may acquire shares held by a dissenting offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and, in any event, within 180 days after the date of the take-over bid an offeror’s notice to each dissenting offeree and to the registrar stating that

(a)	the offerees holding more than 90% of the shares to which the bid relates accepted the take-over bid;

(b)	the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid;

(c)	a dissenting offeree is required to elect

(i)	to transfer his or her shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii)	to demand payment of the fair value of his or her shares in accordance with sections 324 to 329 by notifying the offeror within 20 days after the dissenting offeree receives the offeror’s notice;

(d)	a dissenting offeree who does not notify the offeror in accordance with subparagraph (c)(ii) is presumed to have elected to transfer his or her shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid; and

(e)	a dissenting offeree shall send his or her shares to which the take-over bid relates to the offeree-corporation within 20 days after he or she receives the offeror’s notice.

319. In the case of a take-over bid, concurrently with sending the offeror’s notice under section 318, the offeror shall send or deliver to the offeree corporation a copy of the offeror’s notice, which constitutes a demand under subsection 89(1) of the Securities Transfer Act, that the offeree corporation not register a transfer with respect to each share held by a dissenting offeree.

320. A dissenting offeree to whom an offeror’s notice is sent under section 318 shall, within 20 days after the dissenting offeree receives that notice, send his or her share certificates of the class of shares to which the take-over bid relates to the offeree-corporation.

321. Within 20 days after the offeror sends an offeror’s notice under section 318, the offeror shall pay or transfer to the offeree-corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree where the dissenting offeree had elected to accept the take-over bid under subparagraph 318(c)(i).

322. The offeree-corporation holds in trust for the dissenting shareholders the money or other consideration it receives under section 321; and the offeree-corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place the other consideration in the custody of a bank or that other body corporate.

323.	Within 30 days after the offeror sends an offeror’s notice under section 318, the offeree-corporation shall

(a)	issue the offeror a share certificate in respect of the shares that were held by dissenting offerees;

(b)	give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph 318(c)(i) and who sends his or her share certificate as required under section 320 the money or other consideration to which the dissenting offeree is entitled, disregarding fractional shares, which may be paid for in money; and

(c)	send to each dissenting shareholder who has not sent his or her share certificates as required under section 320 a notice stating that

(i)	the dissenting shareholder’s shares have been cancelled,

(ii)	the offeree-corporation or some designated person holds in trust for the dissenting shareholder the money or other consideration to which the dissenting shareholder is entitled as payment for or in exchange for his or her shares, and

(iii)	the offeree-corporation will, subject to sections 324 to 329, send that money or other consideration to the dissenting shareholder immediately after receiving his or her shares.

324.(1) Where a dissenting offeree has elected to demand payment of the fair value of his or her shares under subparagraph 318(c)(ii), the offeror may, within 20 days after it has paid the money or transferred the other consideration under section 321, apply to a court to fix the fair value of the shares of that dissenting offeree.

(2) Where an offeror fails to apply to a court under subsection (1), a dissenting offeree may apply to a court for the same purpose within a further period of 20 days.

(3) Where an application is not made to a court under subsection (2) within the time provided for in that subsection, a dissenting offeree is considered to have elected to transfer his or her shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

325. An application under subsection 324(1) or (2) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting offeree resides where the corporation carries on business in that province.

326.	A dissenting offeree is not required to give security for costs in an application made under section 324.

327.	Upon an application under section 324

(a)	all dissenting offerees referred to in subparagraph 318(c)(ii) whose shares have not been acquired by the offeror are to be joined as parties and are bound by the decision of the court; and

(b)	the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel.

328.(1) Upon an application to a court under section 324, the court may determine whether another person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting offerees.

(2) A court may appoint 1 or more appraisers to help the court to fix a fair value for the shares of a dissenting offeree.

(3) The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount of his or her shares as fixed by the court.

329.	In connection with proceedings under this Part, a court may make an order it thinks appropriate and it may

(a)	fix the amount of money or other consideration that is required to be held in trust under section 322;

(b)	order that the money or other consideration be held in trust by a person other than the offeree-corporation;

(c)	allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the dissenting offeree sends or delivers the dissenting offeree’s share certificates under section 320 until the date of payment; or

(d)	order that money payable to a shareholder who cannot be found be paid to the Minister of Finance and in that case subsection 356(3) shall apply.

The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-581-0510

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY FRONTEER DEVELOPMENT GROUP INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES OF AURORA ENERGY RESOURCES INC.

LETTER OF TRANSMITTAL
For Deposit of Common Shares
of
AURORA ENERGY RESOURCES INC.
under the Offer dated January 23, 2009 made by
FRONTEER DEVELOPMENT GROUP INC.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON
MARCH 2, 2009 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal (the “Letter of Transmittal”) or a manually signed facsimile thereof, properly completed and executed, together with all other required documents, must accompany share certificates representing common shares of Aurora Energy Resources Inc. (“Aurora”) deposited under the offer dated January 23, 2009 made by Fronteer Development Group Inc. (“Fronteer”) to purchase all of issued and the outstanding common shares of Aurora, other than common shares beneficially owned by Fronteer, including common shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options or other securities of Aurora that are convertible into or exchangeable or exercisable for common shares (collectively, the “Common Shares”), on the basis of 0.825 of a common share of Fronteer (a “Fronteer Common Share”) for each Common Share (the “Offer Consideration”), and must be received by Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”) at or prior to the Expiry Time at its Toronto, Ontario office set out below.

Holders of Common Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, the Shareholder must deposit its Common Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery accompanying the Offer. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Certain terms used but not defined in this Letter of Transmittal are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in such Glossary. All references to “Cdn$”, “$” and “dollars” in this Letter of Transmittal refer to Canadian dollars, unless otherwise indicated.

Any questions and requests for assistance in completing this Letter of Transmittal may be directed to the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A US HOLDER, YOU MAY BE REQUIRED TO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “US HOLDERS AND SUBSTITUTE FORM W-9 FOR US HOLDERS ONLY”). IF YOU HAVE A US ADDRESS, BUT ARE NOT A US HOLDER, PLEASE SEE INSTRUCTION 8.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated into the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the disposition of Common Shares and the acquisition of Fronteer Common Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein or in the Offer and Circular. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Fronteer is incorporated under the laws of the Province of Ontario, Canada, that Aurora is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, and that a majority of Fronteer’s officers and directors are residents of Canada and a majority of Aurora’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named in the Offer and Circular may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Fronteer and Aurora and of the above mentioned persons may be located outside of the United States.

THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that, during the period of the Offer, Fronteer or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, as permitted by applicable laws or regulations of Canada or its Provinces or Territories. See Section 13 of the Offer, “Market Purchases”.

The Offer is made for the securities of a Canadian company that does not have securities registered under Section 12 of the US Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the US Exchange Act, or Regulation 14D promulgated by the SEC thereunder. The Offer is being conducted in accordance with Section 14(e) of the US Exchange Act and Regulation 14E promulgated by the SEC thereunder as applicable to tender offers conducted under the US-Canadian multi-jurisdictional disclosure system tender offer rules. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the US Exchange Act, in accordance with Canadian corporate and tender offer rules. Shareholders resident in the United States should be aware that such requirements might be different from those of the United States applicable to tender offers under the US Exchange Act and the rules and regulations promulgated thereunder.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	FRONTEER DEVELOPMENT GROUP INC.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary, at its office set out herein

The undersigned delivers to you the enclosed certificate(s) representing Common Shares deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1
AURORA COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as name(s)	Shares Represented by	Number of Common
(if available)	appear(s) on certificate(s))	Certificate(s)	Shares Deposited*

TOTAL:

*  Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and Fronteer, effective immediately following the time at which Fronteer takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (b) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Shares and any Distributions deposited under the Offer, (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (d) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by Fronteer, Fronteer will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

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IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”) delivers to Fronteer the enclosed Common Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Fronteer all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares and any and all Distributions.

If, on or after the date of the Offer, Aurora should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Options or other securities that are convertible into or exchangeable or exercisable for Common Shares, or disclose that it has taken or intends to take any such action, the undersigned agrees that Fronteer may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Fronteer free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Aurora should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Fronteer or its nominee or transferee on the securities registers maintained by or on behalf of Aurora in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer), (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Fronteer until Fronteer pays for such Common Shares, and to the extent that the value of such dividends, distributions or payments do not exceed the value of the Offer Consideration per Common Share payable by Fronteer pursuant to the Offer, the Offer Consideration per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Fronteer and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Fronteer, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments, the aggregate value of which exceeds the value of the Offer Consideration per Common Share payable by Fronteer pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Fronteer and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Fronteer, accompanied by appropriate documentation of transfer. Pending such remittance, Fronteer will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by Fronteer under the Offer or deduct from the Offer Consideration payable by Fronteer under the Offer the amount or value thereof, as determined by Fronteer in its sole discretion.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Fronteer takes up the Deposited Shares, each director or officer of Fronteer, and any other person designated by Fronteer in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by this Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Aurora;

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(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Fronteer, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Fronteer in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurora;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including book-entry transfer) and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Common Shares”.

The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aurora and, except as may otherwise be agreed to with Fronteer, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Fronteer any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Fronteer as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants under the terms of this Letter of Transmittal (including book-entry transfer) to execute, upon request of Fronteer, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Fronteer. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Fronteer and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Fronteer Common Shares to which the depositing Shareholder is entitled. Unless otherwise directed in this Letter of Transmittal, share certificates representing the Offer Consideration will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificates representing the Fronteer Common Shares for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing Fronteer Common Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Aurora. Certificates representing Fronteer Common Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. The undersigned further understands and acknowledges

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that under no circumstances will interest accrue or be paid by Fronteer or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Fronteer, regardless of any delay in making such payment.

Any deposited Common Shares that are not taken up and paid for by Fronteer pursuant to the terms and conditions of the Offer for any reason will be returned, at Fronteer’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Aurora, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

No fractional Fronteer Common Shares will be issued pursuant to the Offer. Where the aggregate number of Fronteer Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

6

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A
REGISTRATION AND
PAYMENT INSTRUCTIONS

ISSUE FRONTEER COMMON SHARES
IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND FRONTEER COMMON SHARES
(unless Block “D” is checked) TO:

☐ Check here if same as address in
Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

*	The delivery instructions given in this Block “B” will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

US residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a US Holder or are acting on behalf of a US Holder, you may be subject to backup withholding if you do not complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a US Holder, but have a US address, you may be required to provide a completed US Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “US Holders and Substitute Form W-9 for US Holders Only” for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD FRONTEER COMMON SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated: , 2009

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

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SUBSTITUTE FORM W-9

TO BE COMPLETED BY US HOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification	Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name

Business Name

Please Check Appropriate box:

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Limited liability company (Enter the tax classification: D = disregarded entity; C = corporation; P = partnership) ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am a US person (including a US resident alien)

Signature of US person Date , 2009

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A US$50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature    Date  , 2009

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INSTRUCTIONS

1.   Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be actually physically received by the Depositary at its Toronto, Ontario office set out on the back of this Letter of Transmittal at or prior to 8:00 p.m. (Toronto time) on March 2, 2009, the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Fronteer recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually signed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery; and

(c)	the certificate(s) representing all deposited Common Shares together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

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3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the certificate(s) representing Fronteer Common Shares issuable under the Offer are to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities registers maintained by or on behalf of Aurora:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)	the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Share certificate(s) deposited herewith, or if the certificate(s) representing Fronteer Common Shares issuable under the Offer are to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Aurora, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Fronteer or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any certificate(s) representing Fronteer Common Shares issuable under the Offer are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block “A” on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block “B” of this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block “B” is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block “A” or, if no address is provided in Block “A”, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Aurora. Any certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

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7.	Partial Deposits

If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block “B” on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Common Shares by book-entry transfer.

8.	US Holders and Substitute Form W-9 for US Holders Only

Although Fronteer does not currently anticipate paying any cash to US Holders, United States federal income tax law generally requires a US Holder who receives cash in addition to Fronteer Common Shares in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If any cash payment is made to a US Holder and the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a US tax return.

To prevent backup withholding in such circumstances, each US Holder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a US person (including a US resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a US Holder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder receiving cash, if any, has a US address, but is not a US Holder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A US HOLDER WHO RECEIVES CASH AND FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

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9.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually signed facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	Fronteer will not pay any fees or commissions to any stock broker, dealer or other person (other than the Information Agent) for soliciting tenders of Common Shares under the Offer. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Fronteer in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Fronteer reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Fronteer reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Fronteer, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Fronteer’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

(h)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary at its address provided on the back page of this Letter of Transmittal.

10.	Lost or Mutilated Certificates

If a certificate has been lost, destroyed, mutilated or misplaced, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, destruction, mutilation or misplacement (and the certificate representing the Common Shares in the case of mutilated certificates) to the Depositary at its office in Toronto, Ontario. The Depositary will forward such documentation to the registrar and transfer agent for the Common Shares so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or misplaced, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited to the Offer prior to the Expiry Time.

11.	Assistance

THE INFORMATION AGENT AND DEPOSITARY (SEE BACK COVER PAGE FOR ADDRESS AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING DEPOSITED COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

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FOR US HOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Requester — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the requester. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:	Give the Taxpayer Identification Number of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or a disregarded entity	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporate (or entity electing corporate status on Form 8832)	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership or multi-member LLC	The partnership or LLC

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov, clicking on Businesses, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

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Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to requesters, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Requesters must be given the numbers whether or not recipients are required to file tax returns. Requesters must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to the requester. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a requester, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information with Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a US$500 penalty.

15

The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-581-0510

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY FRONTEER DEVELOPMENT GROUP INC. FOR ALL OUTSTANDING COMMON SHARES OF AURORA ENERGY RESOURCES INC.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Common Shares
of
AURORA ENERGY RESOURCES INC.
under the Offer dated January 23, 2009
made by
FRONTEER DEVELOPMENT GROUP INC.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME)
ON MARCH 2, 2009 (THE “EXPIRY TIME”), UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer dated January 23, 2009 (the “Offer”) made by Fronteer Development Group Inc. (“Fronteer”) to purchase all of the issued and outstanding common shares of Aurora Energy Resources Inc. (“Aurora”), other than common shares beneficially owned by Fronteer, including common shares that may become outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options or other securities of Aurora that are convertible into or exchangeable or exercisable for common shares (collectively, the “Common Shares”), on the basis of 0.825 of a common share of Fronteer (a “Fronteer Common Share”) for each Common Share, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in the Glossary. All references to “Cdn$”, “$” and “dollars” in this Notice of Guaranteed Delivery refer to Canadian dollars, unless otherwise indicated.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this properly completed and executed Notice of Guaranteed Delivery, or a manually signed facsimile hereof, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the

Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery; and

(c)	the certificate(s) representing all deposited Common Shares together with a Letter of Transmittal (printed on YELLOW paper) in the form accompanying the Offer (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (“TSX”) after the Expiry Date.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Fronteer under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Fronteer or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary at or before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

No fractional Fronteer Common Shares will be issued pursuant to the Offer. Where the aggregate number of Fronteer Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Fronteer Common Share being issuable, the number of Fronteer Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares with the Information Agent and Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

2

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated into the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the disposition of Common Shares and the acquisition of Fronteer Common Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein or in the Offer and Circular. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Fronteer is incorporated under the laws of the Province of Ontario, Canada, that Aurora is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, and that a majority of Fronteer’s officers and directors are residents of Canada and a majority of Aurora’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named in the Offer and Circular may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Fronteer and Aurora and of the above mentioned persons may be located outside of the United States.

THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that, during the period of the Offer, Fronteer or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, as permitted by applicable laws or regulations of Canada or its Provinces or Territories. See Section 13 of the Offer, “Market Purchases”.

The Offer is made for the securities of a Canadian company that does not have securities registered under Section 12 of the US Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the US Exchange Act, or Regulation 14D promulgated by the SEC thereunder. The Offer is being conducted in accordance with Section 14(e) of the US Exchange Act and Regulation 14E promulgated by the SEC thereunder as applicable to tender offers conducted under the US-Canadian multi-jurisdictional disclosure system tender offer rules. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the US Exchange Act, in accordance with Canadian corporate and tender offer rules. Shareholders resident in the United States should be aware that such requirements might be different from those of the United States applicable to tender offers under the US Exchange Act and the rules and regulations promulgated thereunder.

3

TO:	FRONTEER DEVELOPMENT GROUP INC.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary, at its office set out herein

By Mail:	By Registered Mail, By Hand or By Courier:	By Facsimile Transmission:

The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2	416-867-2271 Toll Free: 1-866-545-5580

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) REPRESENTING COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING AURORA COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

4

The undersigned hereby deposits with Fronteer, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
AURORA COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as name(s)	Shares Represented by	Number of Common
(if available)	appear(s) on certificate(s))	Certificate(s)	Shares Deposited*

TOTAL:

* Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code/Zip Code

Daytime Telephone Number

5

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

     The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal, or a manually signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

     Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal/Zip Code	Date

Area Code and Telephone Number

6

The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-581-0510

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification
     Under the BUSINESS CORPORATIONS ACT (Ontario), as amended, the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and such individual’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative or other proceeding in which the individual is involved because of that association with the Registrant or other entity, on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful. Further, the Registrant may, with court approval, indemnify an individual described above in respect of an action by or on behalf of the Registrant or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled conditions (i) and (ii) above.
     In accordance with the BUSINESS CORPORATIONS ACT (Ontario), as amended, the by-laws of the Registrant provide for the indemnification of a director or officer, a former director or officer, or a person who acts or acted at the Registrant’s request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor, and such individual’s heirs and legal representatives, against any and all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual was made a party by reason of being or having been a director or officer of the Registrant or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     The Registrant has also entered into Indemnity Agreements with certain of its directors and officers, providing a contractual right to indemnification and advancement of expenses under circumstances in which the Registrant is permitted to provide indemnification under the BUSINESS CORPORATIONS ACT (Ontario), as amended. A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Indemnity Agreements, the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario), as amended. For further information regarding the Registrant’s policy of insurance for its directors and officers see the “Report on Executive Compensation” in the Management Information Circular of the Registrant dated March 14, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the U.S. Securities and Exchange Commission on March 31, 2008.
     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

Exhibits
     The following exhibits have been filed as part of this Registration Statement on Form F-8.

1.1	Press release dated December 22, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora Energy Resources Inc. (“Aurora”) not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 425 on December 22, 2008.

1.2	Letter of transmittal and notice of guaranteed delivery (included with offer).

2.1	Lock-Up Agreement dated December 20, 2008 between the Registrant and Amber Capital Investment Management.*

2.2	Lock-Up Agreement dated December 19, 2008 between the Registrant and Eastbourne Capital Management, L.L.C.*

2.3	Lock-Up Agreement dated December 19, 2008 between the Registrant and Mackenzie Financial Corporation.*

3.1	Registrant’s Annual Information Form dated March 27, 2008 for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.2	Management Information Circular of the Registrant dated March 14, 2008 prepared in connection with the annual meeting of shareholders of the Registrant held on May 6, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 31, 2008.

3.3	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the fiscal years ended December 31, 2007 and 2006, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.4	Comparative Unaudited Consolidated Financial Statements of the Registrant and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on November 14, 2008.

3.5	Material Change Report of the Registrant dated February 6, 2008 regarding the execution of a letter of intent by the Registrant regarding its Northumberland and Sandman projects, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 6, 2008.

3.6	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in reserves at Aurora’s Michelin uranium deposit, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.7	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in Aurora’s total resource estimates and expansion of new projects in coastal Labrador, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.8	Material Change Report of the Registrant dated April 18, 2008 regarding the effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on April 18, 2008.

3.9	Material Change Report of the Registrant dated June 5, 2008 regarding the increase in deposit size and significance of the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on June 5, 2008.

3.10	Material Change Report of the Registrant dated August 8, 2008 regarding the reclassification of certain mineral resources located at the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on August 11, 2008.

3.11	Material Change Report of the Registrant dated September 24, 2008 regarding the completion of earn-in at the Registrant’s Long Canyon gold project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on September 24, 2008.

3.12	Material Change Report of the Registrant dated December 29, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the Commission pursuant to Rule 425 on December 29, 2008.

4.1	Consent of Christopher Lee.*

4.2	Consent of Ian Cunningham-Dunlop.*

4.3	Consent of Dr. D.H.C. Wilton.*

4.4	Consent of Gary Giroux.*

4.5	Consent of Mark O’Dea.*

4.6	Consent of Jim Lincoln.*

4.7	Consent of Peter Grieve.*

4.8	Consent of Michael M. Gustin.*

4.9	Consent of George Lanier*

4.10	Consent of Jim Ashton.*

4.11	Consent of Steven Ristorcelli.*

4.12	Consent of David Griffith.*

4.13	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada.*

4.14	Consent of PricewaterhouseCoopers LLP.*

4.15	Consent of KPMG LLP.*

5.1	Powers of Attorney, included as part of signature page.

*	Filed herewith

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1.  Undertakings
(a)	The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in said securities.

(b)	The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form F-8.
Item 2.  Consent to Service of Process
     Concurrently with the filing of this Registration Statement on Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on January 23, 2009.

FRONTEER DEVELOPMENT GROUP INC.
By:	/s/ Sean Tetzlaff
	Name:	Sean Tetzlaff
	Title:	Chief Financial Officer and Corporate Secretary

POWERS OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints each of Mark O’Dea and Sean Tetzlaff, either of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 23, 2009:

/s/ Mark O’Dea Mark O’Dea President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ George Bell George Bell Director

/s/ Sean Tetzlaff Sean Tetzlaff Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)	/s/ Lyle R. Hepburn Lyle R. Hepburn Director

/s/ Oliver Lennox-King Oliver Lennox-King Chairman of the Board and Director	/s/ Jo Mark Zurel Jo Mark Zurel Director

/s/ Donald McInnes Donald McInnes Director	/s/ Scott Hand Scott Hand Director

III-2

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Reno, State of Nevada, on January 23, 2009.

FRONTEER DEVELOPMENT USA INC.
By:	/s/ James B. Lincoln
	Name:	James B. Lincoln
	Title:	President

III-3

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated December 22, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora Energy Resources Inc. (“Aurora”) not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 425 on December 22, 2008.

1.2	Letter of transmittal and notice of guaranteed delivery (included with offer).

2.1	Lock-Up Agreement dated December 20, 2008 between the Registrant and Amber Capital Investment Management.*

2.2	Lock-Up Agreement dated December 19, 2008 between the Registrant and Eastbourne Capital Management, L.L.C.*

2.3	Lock-Up Agreement dated December 19, 2008 between the Registrant and Mackenzie Financial Corporation.*

3.1	Registrant’s Annual Information Form dated March 27, 2008 for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.2	Management Information Circular of the Registrant dated March 14, 2008 prepared in connection with the annual meeting of shareholders of the Registrant held on May 6, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 31, 2008.

3.3	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the fiscal years ended December 31, 2007 and 2006, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.4	Comparative Unaudited Consolidated Financial Statements of the Registrant and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on November 14, 2008.

3.5	Material Change Report of the Registrant dated February 6, 2008 regarding the execution of a letter of intent by the Registrant regarding its Northumberland and Sandman projects, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 6, 2008.

3.6	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in reserves at Aurora’s Michelin uranium deposit, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.7	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in Aurora’s total resource estimates and expansion of new projects in coastal Labrador, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

III-4

Exhibit No.	Description

3.8	Material Change Report of the Registrant dated April 18, 2008 regarding the effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on April 18, 2008.

3.9	Material Change Report of the Registrant dated June 5, 2008 regarding the increase in deposit size and significance of the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on June 5, 2008.

3.10	Material Change Report of the Registrant dated August 8, 2008 regarding the reclassification of certain mineral resources located at the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on August 11, 2008.

3.11	Material Change Report of the Registrant dated September 24, 2008 regarding the completion of earn-in at the Registrant’s Long Canyon gold project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on September 24, 2008.

3.12	Material Change Report of the Registrant dated December 29, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the Commission pursuant to Rule 425 on December 29, 2008.

4.1	Consent of Christopher Lee.*

4.2	Consent of Ian Cunningham-Dunlop.*

4.3	Consent of Dr. D.H.C. Wilton.*

4.4	Consent of Gary Giroux.*

4.5	Consent of Mark O’Dea.*

4.6	Consent of Jim Lincoln.*

4.7	Consent of Peter Grieve.*

4.8	Consent of Michael M. Gustin.*

4.9	Consent of George Lanier.*

4.10	Consent of Jim Ashton.*

III-5

Exhibit No.	Description

4.11	Consent of Steven Ristorcelli.*

4.12	Consent of David Griffith.*

4.13	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada.*

4.14	Consent of PricewaterhouseCoopers LLP.*

4.15	Consent of KPMG LLP.*

5.1	Powers of Attorney, included as part of signature page

*	Filed herewith

III-6